UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2025
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
Third Floor, 5, Hobhouse Court, Suffolk Street
London SW1Y 4HH
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure: AngloGold Ashanti Earnings Release for the Three Months and Six Months Ended
30 June 2025

Q2 2025 EARNINGS RELEASE	2

AngloGold Ashanti posts strong Q2 2025 YoY:
• Gold production +21% • AISC* continues to remain flat in real terms for managed operations • Free cash flow* rises 149% to $535m • Adjusted net debt falls 92% to $92m • Dividend of 80 cps • Russell US Indexes inclusion

London, Denver, Johannesburg, 1 August 2025 –
AngloGold Ashanti plc(2) (“AngloGold Ashanti”, “AGA”, the
“Company” or the “Group”) said earnings and free cash flow*
more than doubled year on year in Q2 2025, driven by the
average gold price received per ounce*(6), continued cost
discipline and a 21% increase in gold production, following
another strong performance from its managed operations.
The Company generated $535m in free cash flow*(5) in Q2
2025, a 149% year-on-year increase from $215m in Q2
2024. The 25% year-on-year rise in gold production from
managed operations(1)(2)(3) was supported by strong
contributions from Obuasi, in Ghana, and Geita, in Tanzania, and the addition of the Sukari gold mine(2) in Egypt. The
average gold price received per ounce*(6) increased to
$3,287/oz in Q2 2025, from $2,330/oz in Q2 2024.
The Company maintained its strong safety performance, with
a Total Recordable Injury Frequency Rate (“TRIFR”) of 0.80
injuries per million hours worked in Q2 2025, an
improvement of 17% year-on-year and well below industry
benchmarks.
“This is another strong result that again demonstrates our
focus on cost control and the positive momentum we’re
building across the business,” said CEO Alberto Calderon.
“We're reaping the benefit of consistent production and cash flow growth, supported by disciplined capital allocation.”
AngloGold Ashanti remains committed to closing the
valuation gap with its North American peers by driving
continuous improvements in operating performance,
enhancing cash conversion, extending mine lives, and
maintaining discipline in allocating capital.
The Company actively manages its portfolio, completing the
disposal of its Archean-Birimian Contact (“ABC”) and Doropo
projects in Côte d’Ivoire in May, and announcing in June the proposed sale of its Serra Grande mine in Brazil. AngloGold
Ashanti continues to consolidate the Beatty District in
Nevada, including the proposed acquisition of Augusta Gold,
which will strengthen its position in the most significant
emerging gold district in the US and enhance its ability to
develop the region under a unified regional plan.
Dividend demonstrates confidence, strong cash flow
An interim dividend of 80 US cents per share was declared
for Q2 2025, which includes the minimum quarterly dividend
of $63m or 12.5 US cents, with the balance reflecting our
decision to pay half of free cash flow* generated for the six months through to 30 June. While our dividend policy
commits to this ‘true up’ payment to 50% of free cash flow*
annually at year-end, the Company’s board used its
discretion to make the payment at the half year given the
strength of cash flows and its confidence in the outlook.
Russell Indexation to boost liquidity
In June, AngloGold Ashanti was added to the Russell 1000®,
Russell 3000®, and Russell Midcap® Indexes following the
2025 FTSE Russell reconstitution. These inclusions mark
another important milestone for the Company since its
primary listing on the New York Stock Exchange in late 2023, further enhancing visibility among US institutional investors and access to a deeper pool of capital, driving improvements in liquidity and breadth of ownership.
Balance sheet strengthened by earnings and cash flow
AngloGold Ashanti has continued to strengthen its balance
sheet, with Adjusted net debt* down 92% year-on-year to
$92m, and the ratio of Adjusted net debt* to Adjusted
EBITDA* improving to 0.02x, from 0.62x a year earlier. The
Group ended Q2 2025 with liquidity of $3.4bn, including
$2.0bn in cash and cash equivalents.
Adjusted EBITDA* increased 111% year-on-year to $1.44bn
in Q2 2025, from $684m in Q2 2024. Headline earnings(4)
rose to $639m, or $1.25 per share, in Q2 2025, compared to
$255m, or $0.60 per share, in Q2 2024 — an increase of
151% and 108% year-on-year, respectively. Net cash flow
from operations rose 142% to $1.02bn in Q2 2025, from
$420m in Q2 2024, boosting free cash flow* for the quarter.
Momentum continued at managed operations(1)
Gold production for the Group(1)(2)(3) increased by 21% year-
on-year to 804,000oz in Q2 2025, up from 663,000oz in Q2
2024. This growth reflects the contribution from Sukari and
improved performances at key assets, including Obuasi
(+31%), Geita (+20%), Cerro Vanguardia (+7%), Cuiabá
(+6%) and Siguiri (+6%). The TRIFR improved 17% year-on-
year to a record low of 0.80 injuries per million hours worked in Q2 2025 versus 0.96 in Q2 2024.
Managed operations(1) drove the outperformance for Q2
2025, with gold production up 25% year-on-year to
729,000oz, compared to 581,000oz in Q2 2024. The
increase was partially offset by lower output from non-
managed joint ventures(1), which declined 9% year-on-year
to 75,000oz, mainly due to lower tonnes processed and
lower grades at Kibali.
Production improvements were led by Geita, which
continues to deliver consistently strong operating results,
and Obuasi, where the ramp-up of underhand drift-and-fill
mining (“UHDF”) progressed on schedule, supporting the
21% year-on-year increase in grade. Siguiri, Cerro
Vanguardia, and Cuiabá also posted modest gains. These
were partly offset by declines at Iduapriem, Serra Grande
and Tropicana, while Sunrise Dam held broadly steady.

Q2 2025 EARNINGS RELEASE	3

2025 I GROUP PERFORMANCE

CONTINUED
Total cash costs* for the Group(1)(2) increased by 8% year-on-
year to $1,226/oz in Q2 2025 from $1,137/oz in Q2 2024,
while all-in sustaining costs* (“AISC”) rose 7% to $1,666/oz in Q2 2025, from $1,560/oz in Q2 2024. For managed
operations(1), total cash costs* rose 6% year-on-year to
$1,241/oz in Q2 2025 from $1,171/oz in Q2 2024, while
AISC* rose 4% to $1,694/oz in Q2 2025 from $1,626/oz in
Q2 2024. These increases were driven primarily by a 28%
increase in sustaining capital expenditure*, inflationary cost pressures of approximately 5%, and a $60/oz average
increase in the overall royalty charge linked to the higher
gold price. These factors were partly offset by higher gold
sales volumes.
Total capital expenditure for the Group(1)(2) rose to $381m in
Q2 2025, up 33% year-on-year from Q2 2024, with
sustaining capital expenditure* increasing 28% year-on-year
to $273m. The increase in sustaining capital expenditure*
reflects the inclusion of Sukari and ongoing investment to
support asset integrity and long-term operational resilience, in line with strategic priorities.
Reaffirming guidance
Full-year 2025 guidance remains unchanged. AngloGold
Ashanti remains focused on maintaining gold production and
cost guidance for the full year and is executing on its
strategic priorities, including enhancing margins, extending mine lives, and maintaining capital discipline.
(1)The term “managed operations” refers to subsidiaries managed by
AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti's share of attributable earnings and are not managed by AngloGold Ashanti.
Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.
(2)On 22 November 2024, the acquisition of Centamin plc (“Centamin”) was successfully completed. Centamin has been included from the effective date of the acquisition.
(3)Includes gold concentrate from the Cuiabá mine sold to third parties in Q2
2024.
(4)The financial measures “headline earnings (loss)” and “headline earnings
(loss) per share” are not calculated in accordance with IFRS® Accounting
Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA),
at the request of the Johannesburg Stock Exchange Limited (JSE). These
measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange
Commission (“SEC”) applicable to the use and disclosure of Non-GAAP financial measures.
(5)To enhance comparability with industry peers, AngloGold Ashanti has revised its definition of free cash flow*, which is a Non-GAAP financial measure. Pursuant to its revised definition, free cash flow* is calculated as operating cash flow less capital expenditure. Operating cash flow is defined as net cash flow from operating activities, plus repayment of loans advanced to joint ventures, less dividends paid to non-controlling interests (i.e., dividends paid to non-controlling interests in Sukari (50%),
Siguiri (15%) and Cerro Vanguardia (7.5%)). Free cash flow* figures for prior periods (including Q2 2024 and H1 2024) have been adjusted to reflect this change in reporting.
(6)The average gold price received per ounce* for Q2 2024 and H1 2024 has been restated to be based on the gold revenue from primary operating activities. Previously, the gold price received per ounce calculation included revenue from normal operating activities as well as hedging activities.
*Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Cerro Vanguardia, Argentina

Q2 2025 EARNINGS RELEASE	4

2025 I GROUP PERFORMANCE

CONTINUED

FINANCIAL RESULTS	Quarter	Quarter		Six months	Six months
	ended	ended	%	ended	ended	%
	Jun	Jun	Variance	Jun	Jun	Variance
US Dollar million, except as otherwise noted	2025	2024		2025	2024
Average gold price received*(1)(2)(6) ($/oz)	3,287	2,330	41%	3,089	2,200	40%
Adjusted EBITDA* ($m)	1,443	684	111%	2,563	1,118	129%
Headline earnings(4) ($m)	639	255	151%	1,087	313	247%
Capital expenditure - Group(1)(2) ($m)	381	286	33%	717	551	30%
Net cash flow from operating activities ($m)	1,018	420	142%	1,743	672	159%
Free cash flow* ($m)	535	215	149%	938	272	245%
Adjusted net debt* ($m)	92	1,148	(92)%	92	1,148	(92)%

FINANCIAL HIGHLIGHTS
•Adjusted EBITDA* rose by 111% year-on-year to $1,443m in Q2 2025, compared to $684m in Q2 2024, supported by increased production volumes, effective cost management, and a higher average gold price received per ounce*
•Free cash flow* rose by 149% to $535m in Q2 2025, from $215m in Q2 2024
•Headline earnings(4) rose 151% year-on-year to $639m in Q2 2025, from $255m in Q2 2024; headline earnings(4) per share up 108% year-on-year to 125 US cents per share in Q2 2025, from 60 US cents per share in Q2 2024
•Total capital expenditure, which included $66m at Sukari, rose to $381m for Q2 2025, from $286m in Q2 2024
•Adjusted net debt* declined by 92% year-on-year to $92m at 30 June 2025, with Adjusted net debt* to Adjusted EBITDA*
ratio at 0.02 times, compared to $1,148m at 30 June 2024 with a ratio at 0.62 times
•Dividend of 80 US cents/share declared for Q2 2025, in line with the Board decision

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.

Q2 2025 EARNINGS RELEASE	5

2025 I GROUP PERFORMANCE

CONTINUED

OPERATIONAL HIGHLIGHTS
•TRIFR improved 17% year-on-year to 0.80 injuries per million hours worked in Q2 2025, compared to 0.96 in Q2 2024
•Gold production for the Group(1)(2)(3) increased by 21% year-on-year in Q2 2025, reaching 804,000oz compared to
663,000oz in Q2 2024
•Strong year-on-year gold production growth in Q2 2025 at Obuasi (+31%), Geita (+20%), Cerro Vanguardia (+7%),
Cuiabá (+6%) and Siguiri (+6%)
•Sukari contributed 129,000oz in its second full quarter, firmly establishing its role as one of the top producers in the portfolio
•Obuasi delivered a strong 71,000oz in Q2 2025, a 31% year-on-year increase, as grade improved and production ramped up steadily
•Gold production from managed operations(1)(2)(3) rose 25% year-on-year to 729,000oz in Q2 2025, up from 581,000oz in
Q2 2024, supported by consistent delivery from Sukari, Obuasi, Geita, Cerro Vanguardia, Cuiabá and Siguiri
•Total cash costs per ounce* for the Group(1)(2) increased 8% to $1,226/oz in Q2 2025, from $1,137/oz in Q2 2024; AISC per ounce* for the Group(1)(2)rose 7% to $1,666/oz in Q2 2025, from $1,560/oz in Q2 2024
•Total cash costs per ounce* from managed operations(1)(2) increased 6% year-on-year to $1,241/oz in Q2 2025, from
$1,171/oz in Q2 2024
•AISC per ounce* from managed operations(1)(2) rose 4% year-on-year to $1,694/oz in Q2 2025, from $1,626/oz in Q2
2024, reflecting capital reinvestment and cost inflation, partially offset by higher sales
•Total capital expenditure for the Group(1)(2) increased 33% year-on-year to $381m in Q2 2025, from $286m in Q2 2024, including $273m in sustaining capital expenditure* and $108m in non-sustaining capital expenditure*, reflecting Sukari inclusion and reinvestment across the portfolio
•AngloGold Ashanti reaffirmed its full-year 2025 guidance, with gold production, cost and capital spending expected to remain within the guided ranges

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.

OPERATING RESULTS	Quarter	Quarter		Six months	Six months
	ended	ended	%	ended	ended	%
	Jun	Jun	Variance	Jun	Jun	Variance
US Dollar million, except as otherwise noted	2025	2024		2025	2024
Gold production - Group(1)(2)(3) (koz)	804	663	21%	1,524	1,254	22%
Gold production - Managed operations(1)(2)(3)(koz)	729	581	25%	1,386	1,096	26%
Total cash costs* - Group(1)(2) ($/oz)	1,226	1,137	8%	1,224	1,158	6%
Total cash costs* - Managed operations(1)(2) ($/oz)	1,241	1,171	6%	1,228	1,200	2%
AISC* - Group(1)(2) ($/oz)	1,666	1,560	7%	1,654	1,589	4%
AISC* - Managed operations(1)(2) ($/oz)	1,694	1,626	4%	1,676	1,658	1%

Q2 2025 EARNINGS RELEASE	6

GROUP I FINANCIAL AND OPERATING KEY STATISTICS

KEY STATISTICS		Quarter	Quarter	Six months	Six months
		ended	ended	ended	ended
		Jun	Jun	Jun	Jun
US Dollar million, except as otherwise noted		2025	2024	2025	2024
Operating review
Gold
Produced - Group(1)(2)(3)	- oz (000)	804	663	1,524	1,254
Produced - Managed operations(1)(2)(3)	- oz (000)	729	581	1,386	1,096
Produced - Non-managed joint ventures(1)	- oz (000)	75	82	138	158

Sold - Group(1)(2)(3)	- oz (000)	801	662	1,538	1,287
Sold - Managed operations(1)(2)(3)	- oz (000)	732	581	1,403	1,133
Sold - Non-managed joint ventures(1)	- oz (000)	69	81	135	154

Financial review
Gold income	- $m	2,407	1,353	4,334	2,491
Cost of sales - Group(1)(2)	- $m	1,355	987	2,585	1,936
Cost of sales - Managed operations(1)(2)	- $m	1,248	893	2,372	1,762
Cost of sales - Non-managed joint ventures(1)	- $m	107	94	213	174
Total operating costs	- $m	942	708	1,775	1,376
Gross profit	- $m	1,197	467	2,036	749

Average gold price received per ounce* - Group(1)(2)(6)	- $/oz	3,287	2,330	3,089	2,200
Average gold price received per ounce* - Managed operations(1)(2)(6)	- $/oz	3,287	2,330	3,090	2,197
Average gold price received per ounce* - Non-managed joint ventures(1)(6)	- $/oz	3,285	2,336	3,078	2,219
All-in sustaining costs per ounce* - Group(1)(2)	- $/oz	1,666	1,560	1,654	1,589
All-in sustaining costs per ounce* - Managed operations(1)(2)	- $/oz	1,694	1,626	1,676	1,658
All-in sustaining costs per ounce* - Non-managed joint ventures(1)	- $/oz	1,367	1,085	1,414	1,078
Total cash costs per ounce* - Group(1)(2)	- $/oz	1,226	1,137	1,224	1,158
Total cash costs per ounce* - Managed operations(1)(2)	- $/oz	1,241	1,171	1,228	1,200
Total cash costs per ounce* - Non-managed joint ventures(1)	- $/oz	1,081	899	1,193	866

Profit before taxation	- $m	1,046	413	1,775	580
Adjusted EBITDA*	- $m	1,443	684	2,563	1,118
Total borrowings	- $m	2,297	2,299	2,297	2,299
Adjusted net debt*	- $m	92	1,148	92	1,148

Profit attributable to equity shareholders	- $m	669	253	1,112	311
	- US cents/share	132	60	219	74
Headline earnings(4)	- $m	639	255	1,087	313
	- US cents/share	125	60	214	74
Net cash inflow from operating activities	- $m	1,018	420	1,743	672
Free cash flow*(5)	- $m	535	215	938	272
Capital expenditure - Group(1)(2)	- $m	381	286	717	551
Capital expenditure - Managed operations(1)(2)	- $m	350	250	653	490
Capital expenditure - Non-managed joint ventures(1)	- $m	31	36	64	61

(1) The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti’s share of attributable earnings and are not managed by AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.

(2) On 22 November 2024, the acquisition of Centamin was successfully completed. Centamin has been included from the effective date of the acquisition.
(3) Includes gold concentrate from the Cuiabá mine sold to third parties in Q2 2024 and H1 2024.
(4) The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg
Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange Commission (“SEC”) applicable to the use and disclosure of Non-GAAP financial measures.

(5) To enhance comparability with industry peers, AngloGold Ashanti has revised its definition of free cash flow*, which is a Non-GAAP financial measure. Pursuant to its revised definition, free cash flow* is calculated as operating cash flow less capital expenditure. Operating cash flow is defined as net cash flow from operating activities, plus repayment of loans advanced to joint ventures, less dividends paid to non-controlling interests (i.e., dividends paid to non-controlling interests in
Sukari (50%), Siguiri (15%) and Cerro Vanguardia (7.5%)). Free cash flow* figures for prior periods (including Q2 2024 and H1 2024) have been adjusted to reflect this change in reporting.

(6) The average gold price received per ounce* for Q2 2024 and H1 2024 has been restated to be based on the gold revenue from primary operating activities.
Previously, the gold price received per ounce calculation included revenue from normal operating activities as well as hedging activities.

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	7

GROUP I FINANCIAL AND OPERATING RESULTS

QUARTERLY REVIEW
Gold production
Group gold production for Q2 2025 totalled 804,000oz, a
21% increase from 663,000oz in Q2 2024. This strong year-
on-year growth was driven by another full-quarter
contribution from Sukari and solid operational performances
across several key assets.
In Q2 2025, the Group delivered notable year-on-year gold
production increases at several key assets, including Geita
(+23koz), Obuasi (+17koz), Siguiri (+5koz), Cuiabá (+4koz),
and Cerro Vanguardia (+3koz). These strong performances
were partially offset by lower gold production at Iduapriem
(-17koz), mainly due to the processing of lower-grade Apoja
ore; Tropicana (-8koz), mainly impacted by lower mined
grades from surface operations; Kibali (-7koz), mainly
reflecting reduced underground ore treated amid equipment
reliability challenges and staffing constraints; Serra Grande
(-5koz), mainly due to feed grade declines driven by stope
dilution; and Sunrise Dam (-3koz), mainly affected by lower
underground tonnes mined and reduced plant throughput.
Geita delivered a particularly strong performance in Q2
2025, driven by increased ore tonnes mined from both
underground and open-pit operations. Higher-grade
contributions from Nyamulilima further supported the
improved production outcome.
Obuasi delivered a solid performance in Q2 2025, with
higher underground ore tonnes and grades delivered to the
plant, reflecting a strong recovery from the operational
challenges encountered in Q2 2024. Plant recoveries
improved by 6% year-on-year, supported by the
commissioning of a second flash cell and the processing of
higher-grade material.
Group gold production for H1 2025 totalled 1,524,000oz, a
22% increase from 1,254,000oz in H1 2024. This strong
year-on-year growth was driven by a full-half contribution
from Sukari and sustained production improvements across
several key assets.
Costs
Total cash costs per ounce* for the Group increased by 8%
year-on-year to $1,226/oz in Q2 2025, compared to $1,137/
oz in Q2 2024. The increase was primarily driven by an
estimated 5% rise in inflation, reflecting consumer price
index (“CPI”) movements in the jurisdictions where the
Group operates, and higher royalty costs linked to the
stronger average gold price received per ounce* during Q2
2025. These impacts were partially offset by a favourable
foreign currency exchange environment against the US
dollar, which resulted in a 2% cost benefit.
Managed operations recorded a 6% year-on-year increase in
total cash costs per ounce*, rising from $1,171/oz in Q2
2024 to $1,241/oz in Q2 2025. In addition to the impacts of
inflation and higher gold royalties, the increase reflects lower gold production at Iduapriem and Serra Grande, as well as
higher operating costs at Tropicana and Siguiri. These
pressures were partially offset by the addition of Sukari to the portfolio and stronger production performances at Geita
and Cuiabá.
Total cash costs per ounce* at the Group’s non-managed
joint ventures increased by 20% year-on-year to $1,081/oz in
Q2 2025, compared to $899/oz in Q2 2024. The increase
was primarily driven by lower gold production due to reduced underground ore mined, alongside higher royalties and
increased open-pit volume-related operating costs at Kibali.
All-in sustaining costs per ounce* (“AISC”) for the Group
increased by 7% year-on-year to $1,666/oz in Q2 2025,
compared to $1,560/oz in Q2 2024. At the managed
operations, AISC per ounce* rose by 4% to $1,694/oz in Q2
2025, up from $1,626/oz in Q2 2024, reflecting higher total
cash costs per ounce* and increased sustaining capital
expenditure*. AISC per ounce* at the non-managed joint
ventures rose by 26% to $1,367/oz in Q2 2025, from $1,085/
oz in Q2 2024, primarily due to the operational performance
at Kibali.
Total cash costs per ounce* for the Group increased by 6%
year-on-year to $1,224/oz for H1 2025, compared to
$1,158/ oz in H1 2024. Consistent with the quarterly trend,
this increase was primarily driven by an estimated 4% rise in inflation and higher royalty costs associated with the
stronger average gold price received per ounce*. These
impacts were partially offset by a favourable cumulative
foreign currency exchange rate against the US dollar, which
resulted in a 3% cost benefit.
Managed operations reported a 2% year-on-year increase in
total cash costs per ounce*, increased from $1,200/oz in H1
2024 to $1,228/oz in H1 2025. This increase was primarily
driven by operational challenges at Iduapriem, as well as
inflationary pressures and higher gold royalty costs. These
impacts were partially offset by the inclusion of Sukari into the portfolio and strong operational performances at Geita
and Siguiri.
Total cash costs per ounce* at non-managed joint ventures
increased by 38% year-on-year to $1,193/oz for H1 2025, up
from $866/oz in H1 2024, mainly due to Kibali having lower
gold production from reduced underground ore mined,
higher royalties and higher open pit volume-related operating costs.
AISC per ounce* for the Group rose by 4% year-on-year to
$1,654/oz in H1 2025, from $1,589 /oz in H1 2024. For
managed operations, AISC per ounce* marginally increased
by 1% to $1,676/oz for H1 2025, up from $1,658/oz in H1
2024, reflecting the positive impact of Sukari’s inclusion in the portfolio. AISC per ounce* at non-managed joint ventures increased by 31% to $1,414/oz for H1 2025, compared to
$1,078/oz for H1 2024, due primarily to the weaker
operational performance at Kibali.
Adjusted EBITDA*
Adjusted earnings before interest, tax, depreciation and
amortisation* (“Adjusted EBITDA*”) for Q2 2025 increased to
$1,443m, up from $684m in Q2 2024. This strong year-on-
year growth was underpinned by a favourable operating and
market environment, including a higher average gold price
received per ounce*, increased gold sales volumes, and no
losses on non-hedge derivatives and other commodity
contracts. These gains were partially offset by higher total operating costs—driven by increased royalty expenses, the
first-time inclusion of Sukari, higher costs related to legacy tailings storage facilities (“TSFs”), higher costs relating to mining contractor rate adjustments, and reduced indirect tax credits.
Adjusted EBITDA* for H1 2025 increased to $2,563m,
compared to $1,118m in H1 2024. This strong year-on-year
growth was driven by a combination of favourable
operational and market conditions, including a higher

Q2 2025 EARNINGS RELEASE	8

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTERLY REVIEW CONTINUED
average gold price received per ounce*, increased gold
sales volumes, no losses on non-hedge derivatives and
other commodity contracts, and favourable inventory
movements. These positive factors were partially offset by
higher total operating costs, reflecting increased royalty
expenses, the initial inclusion of Sukari, higher costs
associated with legacy TSFs, higher costs relating to mining contractor rate adjustments, and lower indirect tax credits.
Earnings
Basic earnings (profit attributable to equity shareholders) for
Q2 2025 were $669m, or 132 US cents per share, compared
to $253m, or 60 US cents per share, in Q2 2024. The strong
year-on-year increase was largely driven by a higher
average gold price received per ounce*, increased gold
sales volumes, and no losses on non-hedge derivatives and
other commodity contracts. The current period also benefited from an impairment reversal at Serra Grande, which was not
present in Q2 2024.
These positive contributions were partially offset by higher total operating costs, including increased royalty expenses
and costs associated with the initial inclusion of Sukari,
along with higher asset amortisation, increased losses on
asset disposals, elevated costs related to legacy TSFs,
higher costs relating to mining contractor rate adjustments, reduced indirect tax credits, loss on disposal of the Doropo and ABC projects in Côte d’Ivoire, lower equity earnings from associates and non-managed joint ventures, and a higher
tax charge.
Basic earnings (profit attributable to equity shareholders) for
H1 2025 were $1,112m, or 219 US cents per share,
compared to $311m, or 74 US cents per share, in H1 2024.
This strong year-on-year growth was primarily driven by a
higher average gold price received per ounce*, increased
gold sales volumes, and no losses on non-hedge derivatives
and other commodity contracts. Additional contributions
came from favourable inventory movements, lower care and
maintenance costs, and an impairment reversal at Serra
Grande, which was not present in H1 2024.
These positive impacts were partially offset by higher total operating costs, including increased royalty expenses and
the first-time inclusion of Sukari, alongside higher
amortisation of assets, elevated costs related to legacy
TSFs, higher costs relating to mining contractor rate
adjustments, higher exchange losses, reduced indirect tax
credits, loss on disposal of the Doropo and ABC projects in
Côte d’Ivoire, lower finance income, lower equity earnings
from associates and non-managed joint ventures, and a
higher tax charge.
Headline earnings‡ for Q2 2025 were $639m, or 125 US
cents per share, compared to $255m, or 60 US cents per
share, in Q2 2024. The increase in headline earnings‡
reflects the same key drivers that supported the rise in basic earnings during Q2 2025. In addition, headline earnings‡
excludes impairment reversals/impairments, asset
derecognitions and losses (profits) on disposal of assets and taxes thereon.
Headline earnings‡ for H1 2025 were $1,087m, or 214 US
cents per share, compared to $313m, or 74 US cents per
share, for H1 2024. The increase in headline earnings‡
reflects the same key drivers that supported the rise in basic earnings during H1 2025.
‡The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with
IFRS® Accounting Standards, but in accordance with the
Headline Earnings Circular 1/2023, issued by the South African
Institute of Chartered Accountants (SAICA), at the request of the
Johannesburg Stock Exchange Limited (JSE). These measures
are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures
for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.
Cash flow
Net cash inflow from operating activities reached $1,018m in
Q2 2025, representing a 142% year-on-year increase from
$420m in Q2 2024. This strong performance was
underpinned by a higher average gold price received per
ounce* and increased gold sales volumes from managed
operations. These gains were partially offset by higher total operating costs, lower dividends received from joint
ventures, and increased tax payments.
After accounting for capital expenditure, loan repayments
from Kibali, dividends paid to non-controlling shareholders, and landholder duties of $37m paid in May 2025 in respect
of the corporate restructuring, the Company generated a free cash inflow* of $535m in Q2 2025, compared to $215m in
Q2 2024.
Net cash inflow from operating activities was $1,743m for H1
2025, a 159% increase year-on-year from $672m for H1
2024. This strong performance was primarily driven by a
higher average gold price received per ounce* and
increased gold sales volumes from managed operations.
These benefits were partially offset by higher total operating costs, lower dividends received from joint ventures, and
increased tax payments.
After accounting for capital expenditure, loan repayments
from Kibali, dividends paid to non-controlling shareholders, and landholder duties of $37m paid in May 2025 in respect
of the corporate restructuring, the Company generated a free cash inflow* of $938m in H1 2025, compared to $272m in H1
2024.
To enhance comparability with industry peers, AngloGold
Ashanti revised its definition of free cash flow*, which is a
Non-GAAP financial measure. Pursuant to its revised
definition, free cash flow* is calculated as operating cash
flow less capital expenditure. Operating cash flow is defined as net cash flow from operating activities, plus repayment of loans advanced to joint ventures, less dividends paid to non-
controlling interests (i.e., dividends paid to non-controlling interests in Sukari (50%), Siguiri (15%) and Cerro
Vanguardia (7.5%)). Free cash flow* figures for prior periods
(including Q2 2024 and H1 2024) have been adjusted to
reflect this change in reporting.
The dividend policy targets a 50% payout of annual free
cash flow*, subject to maintaining an Adjusted net debt* to
Adjusted EBITDA* ratio of 1.0 times. The dividend policy
also introduced a base dividend of $0.50 per share per
annum, payable in quarterly instalments of $0.125 per share.
The interim dividend for Q2 2025, is 80 US cents per share.
During Q2 2025, AngloGold Ashanti received loan
repayments of $17m and $18m in dividends from the Kibali
joint venture, compared to $45m in loan repayments and

Q2 2025 EARNINGS RELEASE	9

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTERLY REVIEW CONTINUED
$22m in dividends in Q2 2024. The Company’s attributable
share of outstanding cash balances awaiting repatriation
from the Democratic Republic of the Congo (“DRC”) was
$25m at 30 June 2025, down from $47m at 31 March 2025.
Free cash flow* during Q2 2025 was impacted by ongoing
Silicon, Nevada
movements in value-added tax (“VAT”) recoveries at Geita
and Kibali, as well as foreign exchange controls and export
duty-related restrictions at Cerro Vanguardia (“CVSA”):
•In Tanzania, the net overdue recoverable VAT input credit
balance (after discounting provisions) increased by $22m
during Q2 2025 to $169m at 30 June 2025, up from
$147m at 31 March 2025. This increase reflects foreign
exchange losses of $3m and new claims submitted
during the period of $25m, partially offset by the
application of $4m in verified VAT claims against
corporate tax liabilities, and discounting adjustments of
$2m. AngloGold Ashanti expects to continue offsetting
eligible VAT claims against corporate taxes as part of its
recovery strategy.
•In the DRC, the Company’s attributable share of the net
recoverable VAT balance (including fuel duties and after
discounting provisions) increased by $5m during
Q2 2025 to $76m at 30 June 2025, up from $71m at
31 March 2025. This increase was driven by $5m in new
claims submitted and $1m in discounting provision
adjustments, partially offset by $1m in revaluation
adjustments.
•In Argentina, the net export duty receivables (after
discounting provisions) remained steady at $3m# during
Q2 2025 relative to Q1 2025. In addition, CVSA’s cash
balance increased by $4m# during Q2 2025 to $171m# at
30 June 2025 from $167m# at 31 March 2025. The cash
remains available for CVSA’s operational and exploration
requirements.
•During Q2 2025, CVSA approved its 2024 local financial
statements and declared dividends attributable to the
2024 financial year to AngloGold Ashanti’s offshore
($251m#) and onshore ($28m#) investment holding
companies. During June 2025, CVSA paid offshore
dividends of $35m to AngloGold Ashanti by utilising a
currency swap mechanism to secure the required US
dollars. CVSA expects to continue with monthly dividend
payments, subject to cash availability, in order to satisfy
the remaining amount of declared dividends.
#US dollar equivalent and at prevailing exchange rates.

Q2 2025 EARNINGS RELEASE	10

GROUP I FINANCIAL AND OPERATING RESULTS

FREE CASH FLOW*	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2025	2024	2025	2024
US Dollar million, except as otherwise noted
Net cash flow from operating activities (1)	1,018	420	1,743	672
Repayment of loans advanced to joint ventures	17	45	77	90
Dividends paid to non-controlling interests	(150)	—	(229)	—
Operating cash flow	885	465	1,591	762
Capital expenditure on tangible and intangible assets	(350)	(250)	(653)	(490)
Free cash flow*	535	215	938	272

(1) Includes landholder duties of $37m paid in May 2025.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.
Balance sheet and liquidity
Adjusted net debt* decreased to $92m at 30 June 2025,
following payment of $212m in dividends during Q2 2025.
This compares to Adjusted net debt* of $1,148m at 30 June
2024. The Adjusted net debt* to Adjusted EBITDA* ratio
improved to 0.02 times at 30 June 2025, compared to 0.62
times at 30 June 2024. The Company remains focused on
maintaining a strong and flexible balance sheet, with a
through-the-cycle target ratio of 1.0 times Adjusted net debt*
to Adjusted EBITDA*.
At 30 June 2025, the balance sheet remained robust,
supported by significant available liquidity. This included the undrawn $1.4bn multi-currency revolving credit facility
(“RCF”).
AngloGold Ashanti held approximately $2.0bn in cash and
cash equivalents (net of bank overdraft) at 30 June 2025,
bringing Group liquidity to approximately $3.4bn at 30 June
2025.
Capital expenditure
During Q2 2025, sustaining capital expenditure* of the
Group increased by 28% year-on-year to $273m, compared
to $214m in Q2 2024. Sustaining capital expenditure* at
managed operations rose by 34% year-on-year to $262m in
Q2 2025, up from $196m in Q2 2024. This increase was
primarily driven by the inclusion of Sukari of $37m in the
portfolio and a $25m increase at Geita due to the acquisition of a new mining fleet and increased Mineral Reserve
development expenditure due to additional underground
metres advanced. At non-managed joint ventures, sustaining
capital expenditure* decreased by 39% year-on-year to
$11m in Q2 2025, from $18m in Q2 2024, mainly reflecting
lower waste stripping capital expenditure at Kibali, aligned with reduced mining activity.
Non-sustaining capital expenditure* for the Group was
$108m in Q2 2025, a 50% increase year-on-year from $72m
in Q2 2024. At managed operations, non-sustaining capital
expenditure* rose by 63% year-on-year to $88m, from $54m
in Q2 2024, largely due to Sukari’s addition to the portfolio of
$29m and an increase in the Havana growth capital
expenditure at Tropicana. This increase was partially offset by reduced growth capital expenditure at Obuasi, following
the completion of Phase 3 of the Obuasi redevelopment
project in Q4 2024. Non-managed joint ventures recorded an
11% year-on-year increase in non-sustaining capital
expenditure* to $20m in Q2 2025, from $18m in Q2 2024,
mainly driven by higher expenditure at Kibali on waste
stripping for the Pamao deposition project, partly offset by lower expenditure on the cyanide recovery plan and solar
energy initiative.
During H1 2025, sustaining capital expenditure* of the Group increased by 21% year-on-year to $509m, compared to
$420m in H1 2024. Sustaining capital expenditure* at
managed operations rose by 26% year-on-year to $485m in
H1 2025, up from $386m in H1 2024. This increase was
primarily driven by the inclusion of Sukari of $69m in the
portfolio and a $32m increase at Geita in H1 2025 compared
to H1 2024, reflecting the acquisition of a new mining fleet and increased investment in Mineral Reserve development.
This increase was partially offset by lower expenditure at
Siguiri, following elevated activity in H1 2024 related to
waste mining, TSF life extension, and recovery work on a
carbon-in-leach (“CIL”) tank failure. At non-managed joint
ventures, sustaining capital expenditure* decreased by 29%
year-on-year to $24m in H1 2025, from $34m in H1 2024,
mainly reflecting lower waste stripping capital expenditure at
Kibali, aligned with reduced mining activity.
Non-sustaining capital expenditure* for the Group was
$208m in H1 2025, a 59% increase year-on-year from
$131m in H1 2024. At managed operations, non-sustaining
capital expenditure* rose by 62% year-on-year to $168m,
from $104m in H1 2024, primarily driven by the addition of
Sukari of $56m to the portfolio and increased investment in
the Beposo TSF at Iduapriem. These increases were
partially offset by lower non-sustaining capital expenditure*
at the Havana project at Tropicana, as well as at Obuasi
following the successful completion of Phase 3 of the Obuasi redevelopment project in Q4 2024. Non-managed joint
ventures recorded a 48% year-on-year increase in non-
sustaining capital expenditure* to $40m in H1 2025, from
$27m in H1 2024. The increase was primarily driven by
higher investment at Kibali, including waste stripping for the
Pamao deposition project, continued progress on the CTSF3
Phase 1 project, and additional non-sustaining exploration
activity.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.

Q2 2025 EARNINGS RELEASE	11

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER IN REVIEW
Regional view
Africa region
In the Africa region, managed operations (including Sukari)
produced 472,000oz at a total cash cost* of $1,134/oz in Q2
2025, compared to 315,000oz at a total cash cost* of
$1,198/oz in Q2 2024. In the Africa region, non-managed
joint ventures produced (on an attributable basis) 75,000oz
at a total cash cost* of $1,081/oz in Q2 2025, compared to
82,000oz at a total cash cost* of $899/oz in Q2 2024.
Managed operations (including Sukari) produced 879,000oz
at a total cash cost* of $1,138/oz in H1 2025, compared to
593,000oz at a total cash cost* of $1,220/oz in H1 2024.
In the Africa region, non-managed joint ventures produced
(on an attributable basis) 138,000oz at a total cash cost* of
$1,193/oz in H1 2025, compared to 158,000oz at a total
cash cost* of $866/oz in H1 2024.
In Ghana, at Iduapriem, gold production was 49,000oz at a
total cash cost* of $1,663/oz for Q2 2025, compared to
66,000oz at a total cash cost* of $1,008/oz during Q2 2024.
Gold production decreased by 26% year-on-year in Q2 2025
compared to Q2 2024, due primarily to the mining of lower
grade ore at Ajopa. The shortfall in higher grade ore mined in
Q2 led to greater reliance on stockpile ore tonnes, with
increased treatment of lower grade stockpiles. As a result,
the recovered grade decreased from 1.53g/t in Q2 2024 to
1.13g/t in Q2 2025. Total cash costs per ounce* increased by
65% year-on-year in Q2 2025 compared to Q2 2024, largely
reflecting lower gold production driven by reduced mined
grades, higher gold royalties, increased processing plant
shutdown costs and a flow-on effect of metal inventory due
to movements and increased unit costs.
Gold production was 89,000oz at a total cash cost* of
Iduapriem, Ghana
$1,586/oz for H1 2025, compared to 128,000oz at a total
cash cost* of $943/oz during H1 2024. Gold production
decreased by 30% year-on-year in H1 2025 compared to H1
2024, mainly due to an unplanned seventeen-day plant
shutdown in Q1 2025 to investigate and repair a tear in the
lining of the Beposo TSF. Production was also temporarily
impacted by delayed phased advancement at Ajopa and
geological refinements to pit designs following a wall
slippage at Block 5. Total cash costs per ounce* increased
by 68% year-on-year in H1 2025 compared to H1 2024,
largely reflecting lower production volumes — including an
estimated shortfall of approximately 12,000oz due to the
plant stoppage — and the processing of lower-grade ore.
Additionally, costs increased due to higher open-pit mining
expenses related to increased volumes mined. These
increases were partially offset by lower labour costs,
reflecting a reduction in bonus days accrued.

Q2 2025 EARNINGS RELEASE	12

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER IN REVIEW CONTINUED
At Obuasi, gold production was 71,000oz at a total cash
cost* of $1,299/oz for Q2 2025, compared to 54,000oz at a
total cash cost* of $1,287/oz during Q2 2024. Gold
production increased by 31% year-on-year in Q2 2025
compared to Q2 2024, mainly due to improved underground
ore tonnes and grades delivered to the plant, marking a
strong recovery from the operational challenges experienced
in H1 2024. Plant recoveries also improved by 6% year-on-
year, supported by the installation of a second flash cell and processing of higher-grade material. Total cash costs per
ounce* marginally increased by 1% year-on-year in Q2 2025
compared to Q2 2024, mainly due to higher operating costs
associated with increased mining volumes, elevated gold
royalties and higher consultant expenditure. Q3 2025
performance is expected to remain broadly in line with Q2
2025 results and aligned with the mid-point of full-year
guidance for Obuasi.
Gold production was 125,000oz at a total cash cost* of
$1,293/oz for H1 2025, compared to 108,000oz at a total
cash cost* of $1,269/oz during H1 2024. Gold production
increased by 16% year-on-year in H1 2025 compared to H1
2024. This strong performance was primarily driven by
improved underground mine health, with no Kokoteasua
tailings processed during H1 2025 — whereas surface
sources accounted for 14% of the feed in H1 2024. As a
result, while total tonnes milled declined by 3% year-on-year to 636kt, the average head grade improved significantly by
17%, rising to 7.09g/t in H1 2025 from 6.04g/t in H1 2024.
Total cash costs per ounce* marginally increased by 2%
year-on-year in H1 2025 compared to H1 2024, mainly due
to higher contractor costs associated with increased tonnes
mined and greater underground development, along with
higher royalty costs.
In Guinea, at Siguiri, gold production was 85,000oz at a
total cash cost* of $1,663/oz for Q2 2025, compared to
80,000oz at a total cash cost* of $1,550/oz in Q2 2024. Gold production increased by 6% year-on-year in Q2 2025
compared to Q2 2024. The improved production was
supported by a 7% rise in tonnes treated, driven by
optimised plant utilisation and favourable material
characteristics, alongside a 3% improvement in recovery
rates due to enhanced carbon management. Total cash
costs per ounce* increased by 7% year-on-year in Q2 2025
compared to Q2 2024, mainly due to higher gold royalties
associated with an improved gold price received per ounce*
and increased labour costs. These increases were partially
offset by a build-up in gold inventory, which helped mitigate overall cost escalation.
Gold production was 165,000oz at a total cash cost* of
$1,595/oz for H1 2025, compared to 128,000oz at a total
cash cost* of $1,791/oz in H1 2024. Gold production
increased by 29% in H1 2025 compared to H1 2024, mainly
due to an 11% improvement in recovery, achieved by
excluding Bidini ore from the blend and optimising carbon
management, as well as a 13% increase in tonnes treated,
supported by improved plant stability. Total cash costs per
ounce* decreased by 11% year-on-year in H1 2025
compared to H1 2024, largely reflecting the higher
production base. This reduction in unit cost was partially
offset by an increase in gold royalty expenses associated
with the higher gold price.
In Tanzania, at Geita, gold production was 138,000oz at a
total cash cost* of $955/oz for Q2 2025, compared to
115,000oz at a total cash cost* of $1,019/oz in Q2 2024.
Gold production increased by 20% year-on-year in Q2 2025
compared to Q2 2024, mainly due to higher ore tonnes
mined from both underground and open-pit operations, with
Nyamulilima contributing higher-grade material. This
increase was partially offset by a 4% decline in ore tonnes
treated, reflecting lower throughput rates and mill utilisation.
Total cash costs per ounce* decreased by 6% year-on-year
in Q2 2025 compared to Q2 2024, mainly due to the strong
increase in production. This benefit was partly offset by
higher gold refining and royalty charges associated with the stronger gold price, along with increased backfilling and
stores costs.
Gold production was 254,000oz at a total cash cost* of $985/
Geita, Tanzania
oz for H1 2025, compared to 229,000oz at a total cash cost*
of $1,032/oz in H1 2024. Gold production increased by 11%
year-on-year in H1 2025 compared to H1 2024, mainly due
to improved recovered grades, supported by an 11% uplift in
the mine call factor. A 43% increase in ore tonnes mined
from the open pit further contributed to higher stockpile
levels, enhancing feed flexibility. These gains were partially offset by a 6% decline in ore tonnes treated, due to lower
plant throughput and mill utilisation. Total cash costs per
ounce* decreased by 5% year-on-year in H1 2025 compared
to H1 2024, mainly reflecting the benefit of increased
production volumes. This decrease was partly offset by
higher direct operating costs, including increased backfilling activities, higher contractor and consultant expenditure,
higher stores costs, and additional refining and royalty
charges associated with the stronger gold price.

Q2 2025 EARNINGS RELEASE	13

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER IN REVIEW CONTINUED
In Egypt, at Sukari, the mine performed in line with plan
Kibali, Democratic Republic of the Congo
with gold production for Q2 2025 of 129,000oz (Q2 2024
120,000oz) at a total cash cost* of $681/oz. Sukari was
acquired by the Company on 22 November 2024. While
milled tonnes were lower in Q2 2025 due to equipment
reliability and operational factors impacting throughput and plant availability, higher float feed grades were the primary driver of increased production and also contributed to
improved plant recoveries.
The mine performed in line with plan with gold production for
H1 2025 of 246,000oz (H1 2024 225,000oz) at a total cash
cost* of $750/oz. Gold production increased by 9% year-on-
year in H1 2025 compared to H1 2024 mainly due to higher
float feed grades and improved plant recoveries, partially
offset by lower milled tonnes following the decision to bring forward the mill reline.
In the DRC, at Kibali, gold production (on an attributable
basis) was 75,000oz at a total cash cost* of $1,081/oz for Q2
2025, compared to 82,000oz at a total cash cost* of $899/oz
in Q2 2024. Gold production decreased by 9% year-on-year
in Q2 2025 compared to Q2 2024, mainly due to lower
recovered grades, as underground ore treated declined amid
equipment reliability challenges and staffing constraints,
resulting in a greater reliance on lower-grade open-pit ore.
Total cash costs per ounce* increased by 20% year-on-year
in Q2 2025 compared to Q2 2024, mainly due to the lower
production base and higher operating costs. These
increases included increased royalty payments driven by
both a higher gold price and an increase in the royalty rate, as well as higher volume-related open-pit mining costs.
Gold production (on an attributable basis) was 138,000oz at
a total cash cost* of $1,193/oz for H1 2025, compared to
158,000oz at a total cash cost* of $866/oz in H1 2024. Gold
production decreased by 13% year-on-year in H1 2025
compared to H1 2024, mainly due to lower recovered grades
as operational challenges reduced the amount of
underground ore available for treatment, increasing reliance on lower-grade open-pit ore. Total cash costs per ounce*
increased by 38% year-on-year in H1 2025 compared to H1
2024, largely reflecting the lower production base, higher
royalty payments driven by a stronger gold price and royalty rate increase, and increased open-pit mining costs
associated with higher volumes mined.

Q2 2025 EARNINGS RELEASE	14

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER IN REVIEW CONTINUED
Australia region
Tropicana, Australia
In the Australia region, gold production (on an attributable basis) was 126,000oz at a total cash cost* of $1,605/oz in
Q2 2025, compared to 137,000oz at a total cash cost* of
$1,276/oz in Q2 2024.
Gold production (on an attributable basis) was 261,000oz at
a total cash cost* of $1,528/oz in H1 2025, compared to
246,000oz at a total cash cost* of $1,393/oz in H1 2024.
At Sunrise Dam, gold production was 61,000oz at a total
cash cost* of $1,644/oz for Q2 2025, compared to 64,000oz
at a total cash cost* of $1,264/oz in Q2 2024. Gold
production decreased by 5% year-on-year in Q2 2025
compared to Q2 2024, mainly due to lower underground
tonnes mined and reduced plant throughput, partially offset
by improved recoveries driven by increased circuit residence time and reduced solution losses. Total cash costs per
ounce* increased by 30% year-on-year in Q2 2025
compared to Q2 2024, mainly reflecting the impact of lower
production, higher processing costs associated with
supplementary crushing and additional reagent use, and
increased plant maintenance.The latter included the
implementation of a revised shutdown strategy, unplanned
mill gearbox and motor replacements, major crusher repairs,
and CIL tank refurbishment, all contributing to the long-term reliability and performance of the operation.
Gold production was 122,000oz at a total cash cost* of
$1,561/oz for H1 2025, compared to 120,000oz at a total
cash cost* of $1,436/oz in H1 2024. Gold production
increased by 2% year-on-year in H1 2025 compared to H1
2024, mainly due to a 6% improvement in plant recoveries,
partially offset by lower head grades and reduced plant
throughput. Total cash costs per ounce* increased by 9%
year-on-year in H1 2025 compared to H1 2024, mainly due
to longer open-pit haul distances following the transition from
Neville East to Neville Main and SuperBowl, gold-in-process
inventory movements linked to timing of gold pours, as well
as higher contractor mining rates and higher royalty costs
associated with the stronger gold price.
At Tropicana, gold production (on an attributable basis) was
65,000oz at a total cash cost* of $1,442/oz in Q2 2025,
compared to 73,000oz at a total cash cost* of $1,168/oz in
Q2 2024. Gold production decreased by 11% year-on-year in
Q2 2025 compared to Q2 2024, mainly due to planned
progression through lower-grade surface ore, in line with the mine schedule. Total cash costs per ounce* increased by
23% year-on-year in Q2 2025 compared to Q2 2024, mainly
due to the impact of lower open-pit grades, higher
underground mining volumes, higher contractor mining rates
and elevated fuel prices. Despite these cost headwinds, the
operation remains well-positioned to benefit from ongoing
underground development and optimisation efforts.
Gold production (on an attributable basis) was 139,000oz at
a total cash cost* of $1,376/oz in H1 2025, compared to
126,000oz at a total cash cost* of $1,221/oz in H1 2024.
Gold production increased by 10% year-on-year for H1 2025
compared to H1 2024. The improvement reflects a return to
normal operating conditions following a significant rain event in March 2024, which had temporarily disrupted surface,
underground, and milling activities due to flooding. Total
cash costs per ounce* increased by 13% year-on-year for
H1 2025 compared to H1 2024, primarily driven by higher
operating costs, higher contractor mining rates, increased
fuel prices and elevated gold royalties. Additional
contributing factors included a lower level of open-pit
capitalisation compared to H1 2024, a higher proportion of
garnet material and longer haul distances.

Q2 2025 EARNINGS RELEASE	15

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER IN REVIEW CONTINUED
Americas region

United States of America
Arthur Gold (b)(c)
North Bullfrog
Mother Lode
Sterling (d)
Denver (head office)
Colombia
La Colosa
Quebradona
Brazil
Serra Grande
AGA Mineração
Argentina
Cerro Vanguardia (92.5%)
Legend
Operations
Projects
Exploration
Office

(b) *Includes the Silicon and Merlin deposits*
(c) *Previously known as the Expanded Silicon project*
(d) *Sterling includes the Crown Block*

In the Americas region, gold production was 131,000oz at
a total cash cost* of $1,237/oz in Q2 2025, compared to
129,000oz at a total cash cost* of $1,002/oz in Q2 2024.
Gold production was 246,000oz at a total cash cost* of
$1,206/oz in H1 2025, compared to 257,000oz at a total
cash cost* of $974/oz in H1 2024.
In Brazil, at Cuiabá (AGA Mineração), gold production was
68,000oz at a total cash cost* of $943/oz for Q2 2025,
compared to 64,000oz at a total cash cost* of $897/oz in Q2
2024. Following the successful restart of the Queiroz plant in
September 2024, gold production is now recorded upon
refining and pouring at the plant, rather than at the shipment of gold concentrate. Gold production increased by 6% year-
on-year in Q2 2025 compared to Q2 2024, mainly due to
higher ore tonnes mined and a 5% improvement in ore head
grade, partially offset by a 6% decline in plant recoveries.
Total cash costs per ounce* increased by 5% year-on-year
for Q2 2025 compared to Q2 2024, mainly due to the restart
of the Queiroz plant, which had previously been under care
and maintenance. This increase was partially offset by
higher gold production and increased by-product revenue.
Gold production was 126,000oz at a total cash cost* of $922/
oz for H1 2025, compared to 129,000oz at a total cash cost*
of $876/oz in H1 2024. Gold production decreased by 2%
year-on-year in H1 2025 compared H1 2024, primarily due to
a 5% decline in plant recoveries, partially offset by an
improvement in ore head grade. Total cash costs per ounce*
increased by 5% year-on-year for H1 2025 compared to H1
2024, mainly reflecting higher operating costs associated
with the successful restart of the Queiroz plant and slightly lower production volumes. These increases were partially
mitigated by increased by-product revenue and a weaker
Brazilian real relative to the US dollar.
At Serra Grande, gold production was 16,000oz at a total
cash cost* of $1,930/oz for Q2 2025, compared to 21,000oz
at a total cash cost* of $1,300/oz in Q2 2024. Gold
production decreased by 24% year-on-year in Q2 2025
compared to Q2 2024, mainly due to lower recovered grade,
partially offset by an increase in the volume of ore treated.
Total cash costs per ounce* increased by 48% year-on-year
in Q2 2025 compared to Q2 2024, largely reflecting the
impact of lower production volumes and higher operating
costs. The team continues to focus on optimising grade
control and enhancing operational efficiency to support
improved cost performance.
Gold production was 26,000oz at a total cash cost* of
$2,144/oz for H1 2025, compared to 42,000oz at a total cash
cost* of $1,302/oz in H1 2024. Gold production decreased
by 38% year-on-year in H1 2025 compared to H1 2024,
mainly due to lower recovered grades and reduced ore
volumes treated, as a result of operational restrictions and geotechnical constraints. Total cash costs per ounce*
increased by 65% year-on-year for H1 2025 compared to H1
2024, largely reflecting the impact of lower production. This increase was partially offset by the weakening of the
Brazilian real against the US dollar, which helped mitigate
some cost pressures.
The proposed sale of Serra Grande is expected to be
completed by the end of 2025.
In Argentina, at Cerro Vanguardia, gold production was
47,000oz at a total cash cost* of $1,409/oz during Q2 2025,
compared to 44,000oz at a total cash cost* of $1,005/oz in
Q2 2024. Gold production increased by 7% year-on-year in
Q2 2025 compared to Q2 2024, mainly driven by improved
plant performance and higher head grade. Total cash costs
per ounce* increased by 40% year-on-year in Q2 2025
compared to Q2 2024, primarily due to higher material and
labour costs, as well as higher royalty payments. These
increases were partially offset by a weaker Argentinean peso against the US dollar and increased by-product revenue.
Gold production was 94,000oz at a total cash cost* of
$1,305/oz during H1 2025, compared to 86,000oz at a total
cash cost* of $954/oz in H1 2024. Gold production increased
by 9% year-on-year in H1 2025 compared to H1 2024,
mainly due to higher head grades and an increase in ore
tonnes treated, supporting stronger operational performance.
Total cash costs per ounce* increased by 37% year-on-year
in H1 2025 compared to H1 2024, primarily due to higher
material and labour costs, and higher royalty costs
associated with the increased gold price. These increases
were partially offset by a weaker Argentinean peso against
the US dollar and higher by-product revenue, which helped
mitigate overall cost increases.

Q2 2025 EARNINGS RELEASE	16

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER IN REVIEW CONTINUED
Capital projects update
Tropicana
Development of the Havana underground decline is
progressing according to plan, with detailed infrastructure
design currently underway. The project remains on track to
deliver first gold in H1 2027, in line with the feasibility study.
Nevada
In the United States, our greenfield concessions are located in the Beatty District of southern Nevada and include the
North Bullfrog Project and the adjacent Arthur Gold Project
(formerly known as the Expanded Silicon Project). The
Arthur Gold Project encompasses the promising Silicon and
Merlin deposits, further strengthening our presence in this
highly prospective gold district.
North Bullfrog Project
In November 2024, the North Bullfrog Project (“NBP”)
received approval from the Management Investment
Committee (MIC) to advance into the detailed engineering
phase. By the end of Q2 2025, this phase had progressed to
67% completion, marking a key milestone in the NBP’s
development.
Permitting activities for the NBP are also well underway. The first round of public scoping was completed in April 2024,
with stakeholder feedback primarily focused on potential
impacts to groundwater-dependent ecosystems in the upper
Amargosa River area. In response, the project team has
proactively updated an alternative plan to reduce water
usage, supporting the permitting process and reinforcing the
Company’s commitment to responsible environmental
stewardship.
Based on current timelines, a Record of Decision from the
Bureau of Land Management (BLM) is anticipated by the
end of 2026, subject to regulatory review and related factors.
NBP is expected to be the first of AngloGold Ashanti’s
projects to enter production in the Nevada district. In addition to establishing a new production base, it is expected to play a significant role in building a dedicated project development team and enhancing the Company’s understanding of
permitting and construction processes in the region.
Arthur Gold Project (previously Expanded Silicon)
The successful completion of the Arthur Gold Project
Tropicana, Australia
concept study at the end of 2023 enabled the project to
advance to the pre-feasibility study (“PFS”) stage. The
project, which comprises the Silicon and Merlin deposits,
continues to progress well, with the PFS phase scheduled to
run through 2025. Key focus areas include the execution of
an extensive drilling programme and the ongoing
optimisation of development options identified during the Q1
2024 project framing review. As of 31 December 2024, the
Arthur Gold Project’s Measured and Indicated Mineral
Resource of 3.40Moz and Inferred Mineral Resource of
12.91Moz reflects continued exploration success and a
refined geological model. This strong resource growth further reinforces the project’s long-term potential within AngloGold
Ashanti’s Nevada portfolio.
Exploration update
For detailed disclosure on the exploration work done for the three months ended 30 June 2025, see the Exploration
Update document on the Company’s website at
www.anglogoldashanti.com on both brownfield and
greenfield exploration programmes.

Q2 2025 EARNINGS RELEASE	17

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER IN REVIEW CONTINUED
Corporate update
Issued share capital
As at 31 July 2025, the total issued ordinary share capital of the Company consisted of 504,744,430 ordinary shares of
$1.00 each. Each AngloGold Ashanti ordinary share carries
one voting right. The Company does not hold any of its
ordinary shares in treasury.
This figure may be used by AngloGold Ashanti shareholders
to determine whether they are required to notify their
interest, or a change to their interest, in the Company under its Articles of Association or to comply with any other
applicable laws and regulations.
Proposed sale of the Serra Grande mine
On 2 June 2025, the Company announced that it had agreed
to sell Mineração Serra Grande S.A., which owns the
Company’s Serra Grande mine (“MSG”) in the state of
Goiás, Brazil, to Aura Minerals Inc. for the following
consideration:
•A cash consideration of $76m on closing subject to
certain working capital adjustments at the closing date;
and
•Deferred consideration payments equivalent to a 3% net
smelter returns participation over the current Mineral
Resource of MSG inclusive of the Mineral Reserve,
payable quarterly in cash.
The proposed sale, which is expected to close by the end of
2025, is subject to the fulfilment of certain customary closing conditions.
Sale of entire equity interest in G2 Goldfields Inc.
On 8 July 2025, AngloGold Ashanti completed the sale of
35,948,965 common shares of G2 Goldfields Inc., a
Canadian gold mining company with exploration properties
in Guyana, South America (“G2”), pursuant to a market sale
on the Toronto Stock Exchange (“TSX”) for cash proceeds of
CAD $98.9m or $70m (less broker fees), resulting in a
realised gain of 1.5 times the cost of the investment.
Following this sale (which represented approximately
14.91% of G2’s issued and outstanding share capital on a
non-diluted basis), AngloGold Ashanti no longer owns any
shares in G2.
Proposed acquisition of Augusta Gold Corp.
On 16 July 2025, AngloGold Ashanti announced that it had
entered into a definitive agreement with Augusta Gold Corp.
(“Augusta Gold”) to acquire all of the issued and outstanding common shares of TSX-listed Augusta Gold at a price of
CAD $1.70 per share, implying a fully-diluted equity value for
Augusta Gold of approximately CAD $152m (approximately
$111m). Additionally, in connection with the proposed
transaction, AngloGold Ashanti will provide funds for the
repayment of certain shareholder loans (which amounted to
approximately $32.6m at 31 March 2025).
The proposed acquisition will enable the Company to further
consolidate its footprint in the Beatty District in southern
Nevada. Augusta Gold’s assets include Reward, a permitted,
feasibility stage project, the Bullfrog deposit and all
tenements surrounding these properties. These properties
are adjacent to AngloGold Ashanti’s claims in the Beatty
District and are expected to provide additional Mineral
Resources to the Company’s inventory.
The proposed transaction is expected to close in Q4 2025,
subject to the satisfaction of customary closing conditions, including certain approvals of the Augusta Gold
shareholders.
Quebradona
On 20 June 2025, the Colombian Ministry of Environment
and Sustainable Development issued Resolution No. 855 of
2025, declaring a temporary renewable natural resources
reserve zone over multiple municipalities in the southwest of the Department of Antioquia, including the area in which the
Quebradona project is located.
Resolution No. 855 restricts mining activities for three years
(extendable for a further two years) while authorities conduct technical studies regarding the conservation value of the
area and subsequently determine whether to convert the
area to a permanent protected area or to withdraw the
temporary designation. The Company plans to take steps to
preserve its rights to conduct exploration activities in the area. However, no new environmental permits or
environmental licences may be issued as long as Resolution
No. 855 is in force.
Geita gold sale agreement
On 17 June 2025, AngloGold Ashanti’s Geita mine signed a
gold sale agreement with the Bank of Tanzania to sell 20%
of its gold production from Geita through the Geita Gold
Refinery, an independently owned and operated Tanzanian
entity. This agreement supports the Tanzanian government’s
efforts to build gold reserves, stabilise the local currency, and enhance domestic refining capacity. AngloGold Ashanti is the first large-scale mining company to sign such agreement.
This milestone underscores Geita’s 25-year commitment to
Tanzania and its role in advancing the country’s beneficiation strategy and broader economic development.
Update on the new model mining exploitation
agreements for EDX in Egypt
On 15 July 2025, AngloGold Ashanti, the Egyptian Mineral
Resources and Mining Industries Authority (MRMIA) (the
successor of EMRA) and the Egyptian Minister of Petroleum
and Mineral Resources signed a new Model Mining
Exploitation Agreement (“MMEA”) covering the exploration
licence held by Centamin Central Mining S.A.E., following
parliamentary approval of such MMEA by special law, which
law currently awaits ratification by the Egyptian President. It is expected that the MMEA covering the exploration licence
held by Centamin North Mining S.A.E. will be issued as a
special law and signed by the relevant parties in Q4 2025.
An MMEA takes precedence over existing Egyptian laws in
case of direct conflict.
Executive Committee changes
As previously announced, with effect from 1 June 2025,
Mr. Richard Jordinson retired as Chief Operating Officer
(“COO”) of the Company and a member of its Executive
Committee, with Mr. Marcelo Pereira da Silva, formerly
Senior Vice President LATAM, becoming COO and a
member of the Executive Committee on the same date.
New registered office address
With effect from 1 August 2025, the registered office of
AngloGold Ashanti plc, and its UK subsidiaries, will change
from 4th Floor, Communications House, South Street,
Staines-upon-Thames, Surrey, TW18 4PR, United Kingdom
to Third Floor, 5, Hobhouse Court, Suffolk Street, London,
SW1Y 4HH, United Kingdom.

Q2 2025 EARNINGS RELEASE	18

GROUP I FINANCIAL RESULTS

INCOME STATEMENT

GROUP INCOME STATEMENT	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2025	2024	2025	2024
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

Revenue from product sales	2,445	1,381	4,408	2,552
Cost of sales	(1,248)	(893)	(2,372)	(1,762)
(Loss) gain on non-hedge derivatives and other commodity contracts	—	(21)	—	(41)
Gross profit	1,197	467	2,036	749
Corporate administration, marketing and related expenses	(34)	(35)	(61)	(66)
Exploration and evaluation costs	(54)	(57)	(105)	(105)
Reversal of impairment (impairment), (derecognition of assets) and profit (loss) on disposal (1)	26	(1)	25	(1)
Other expenses	(110)	(6)	(124)	(72)
Finance income	39	42	71	89
Foreign exchange and fair value adjustments	(6)	(15)	(45)	(25)
Finance costs and unwinding of obligations	(44)	(44)	(85)	(84)
Share of associates and joint ventures’ profit	32	62	63	95
Profit before taxation	1,046	413	1,775	580
Taxation	(240)	(151)	(427)	(259)
Profit for the period	806	262	1,348	321

Attributable to:
Equity shareholders	669	253	1,112	311
Non-controlling interests	137	9	236	10
	806	262	1,348	321

Basic earnings per ordinary share (US cents) (2)	132	60	219	74
Diluted earnings per ordinary share (US cents) (3)	132	60	219	74

(1) Reversal of impairment (impairment), (derecognition of assets) and profit (loss) on disposal line item for the quarter ended 30 June 2025 and the six months ended
30 June 2025 includes a reversal of impairment for Mineração Serra Grande mine (MSG) of $74m (gross of taxation), partially offset by a loss on disposal of $47m relating to the sale of the Doropo and Archean-Birimian Contact (ABC) projects.

(2) Calculated on the basic weighted average number of ordinary shares.
(3) Calculated on the diluted weighted average number of ordinary shares.

Q2 2025 EARNINGS RELEASE	19

GROUP I FINANCIAL RESULTS

STATEMENT OF FINANCIAL POSITION

GROUP STATEMENT OF FINANCIAL POSITION	As at	As at	As at
	Jun	Jun	Dec
	2025	2024	2024
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Audited Reclassified(2)

ASSETS
Non-current assets
Tangible assets	8,399	4,596	8,512
Right of use assets	174	139	123
Intangible assets	104	105	98
Investments in associates and joint ventures	596	660	530
Other investments	11	28	54
Loan receivable	187	290	203
Inventories	145	21	158
Trade, other receivables and other assets (1)	322	195	213
Contingent considerations (2)	68	33	30
Reimbursive right for post-retirement benefits	55	37	49
Deferred taxation	11	16	12
Cash restricted for use	43	34	41
	10,115	6,154	10,023

Current assets
Loan receivable	215	145	260
Inventories	1,030	774	1,055
Trade, other receivables and other assets (3)	435	275	356
Contingent considerations (2)	11	5	18
Taxation	13	—	—
Cash restricted for use	14	16	20
Cash and cash equivalents	2,001	998	1,425
Assets held for sale	295	—	—
	4,014	2,213	3,134

Total assets	14,129	8,367	13,157

EQUITY AND LIABILITIES
Share capital and premium	549	433	526
Accumulated losses and other reserves	6,867	3,523	6,103
Shareholders’ equity	7,416	3,956	6,629
Non-controlling interests	1,875	39	1,884
Total equity	9,291	3,995	8,513

Non-current liabilities
Borrowings	2,017	1,934	1,901
Lease liabilities	128	87	65
Environmental rehabilitation and other provisions (4)	730	634	656
Provision for pension and post-retirement benefits	63	67	57
Trade and other payables	5	5	6
Deferred taxation	551	435	519
	3,494	3,162	3,204

Current liabilities
Borrowings	86	201	83
Lease liabilities	66	77	76
Environmental rehabilitation and other provisions (4)	93	112	109
Trade and other payables (5)	786	720	957
Taxation	215	85	187
Bank overdraft	15	15	28
Liabilities held for sale	83	—	—
	1,344	1,210	1,440

Total liabilities	4,838	4,372	4,644

Total equity and liabilities	14,129	8,367	13,157

(1) The increase in non-current trade, other receivables and other assets from December 2024 is mainly as a result of the deferred consideration recognised for the sale of the Doropo project of $103m.
(2) Contingent considerations, which were previously reported as part of trade, other receivables and other assets, are now reported separately on the statement of financial position as these assets have a different measurement basis. Comparative periods have been reclassified. The increase in contingent considerations from
December 2024 is mainly as a result of contingent considerations recognised for the sale of the Doropo and ABC projects of $34m.
(3) The increase in current trade, other receivables and other assets from December 2024 is mainly as a result of an increase in trade receivables of $62m, other prepayments of $20m and recoverable taxes of $20m, partly offset by the receipt of the Siguiri insurance claim of $21m and the Kibali dividend of $18m.
(4) The increase in environmental rehabilitation and other provisions in total from December 2024 is mainly as a result of an increase in the closure provisions at Brazil due to the finalisation of the design review for the de-characterisation of the TSFs at AngloGold Ashanti Mineração ($73m) and unwinding of the provision ($16m), partly offset by Serra Grande provisions transferred to liabilities held for sale ($34m).
(5) The decrease in current trade and other payables from December 2024 is mainly as a result of the timing of supplier payments of $66m, settlement of landowner duties previously accrued of $45m, settlement of Yatela rehabilitation expenses previously accrued of $20m and Serra Grande trade and other payables of $22m reclassified to liabilities held for sale.

Q2 2025 EARNINGS RELEASE	20

GROUP I FINANCIAL RESULTS

STATEMENT OF CASH FLOWS

GROUP STATEMENT OF CASH FLOWS	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2025	2024	2025	2024
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities
Cash generated from operations	1,237	484	2,050	735
Dividends received from joint ventures	18	22	18	36
Taxation paid	(237)	(86)	(325)	(99)
Net cash inflow from operating activities	1,018	420	1,743	672

Cash flows from investing activities
Capital expenditure on tangible and intangible assets	(350)	(250)	(653)	(490)
Proceeds from disposal of tangible assets	—	—	—	1
Proceeds from disposal of subsidiary	25	—	25	—
Deferred compensation received	—	—	19	5
Other investments and assets acquired	(3)	(2)	(3)	(18)
Loans advanced to associates and joint ventures	—	—	—	(1)
(Increase) decrease in cash restricted for use	8	4	7	16
Interest received	26	27	45	60
Repayment of loans advanced to joint ventures	17	45	77	90
Net cash outflow from investing activities	(277)	(176)	(483)	(337)

Cash flows from financing activities
Proceeds from borrowings	86	320	285	320
Repayment of borrowings	—	(170)	(180)	(420)
Repayment of lease liabilities	(23)	(20)	(46)	(43)
Finance costs – borrowings	(32)	(37)	(54)	(63)
Finance costs – leases	(4)	(3)	(8)	(5)
Dividends paid	(212)	—	(639)	(80)
Net cash (outflow) inflow from financing activities	(185)	90	(642)	(291)

Net increase (decrease) in cash and cash equivalents	556	334	618	44
Translation	(8)	(9)	(9)	(16)
Reclassification to disposal group held for sale	(20)	—	(20)	—
Cash and cash equivalents at beginning of period (net of bank overdraft)	1,458	658	1,397	955
Cash and cash equivalents at end of period (net of bank overdraft)	1,986	983	1,986	983

Q2 2025 EARNINGS RELEASE	21

GROUP I SEGMENTAL

GOLD AND BY-PRODUCT INCOME
AngloGold Ashanti’s operating segments are being reported based on the financial information regularly provided to the Chief
Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual
members of the Executive Committee are responsible for geographic regions of the business. Under the Group’s operating model, the financial results and the composition of the operating segments are reported to the CODM per geographical region and the
Projects segment which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. In addition to the geographical reportable segments structure, the Group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

GOLD INCOME	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2025	2024	2025	2024
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	1,801	925	3,190	1,699
Kibali - Attributable 45%	226	189	417	340
Iduapriem	164	151	278	289
Obuasi	205	129	376	249
Siguiri	290	182	511	291
Geita	466	274	828	530
Sukari	451	—	780	—

AUSTRALIA	409	324	797	561
Sunrise Dam	196	167	366	272
Tropicana - Attributable 70%	213	157	431	289

AMERICAS	423	293	764	571
Cerro Vanguardia	153	98	295	207
AngloGold Ashanti Mineração (1)	218	145	387	273
Serra Grande	52	50	82	91

	2,633	1,542	4,751	2,831
Equity-accounted joint venture included above	(226)	(189)	(417)	(340)
	2,407	1,353	4,334	2,491

(1) Includes income from sale of gold concentrate.

BY-PRODUCT REVENUE
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	3	1	5	3
Kibali - Attributable 45%	1	—	1	1
Obuasi	1	—	1	—
Siguiri	—	—	—	1
Geita	1	1	2	1
Sukari	—	—	1	—

AUSTRALIA	2	1	3	2
Sunrise Dam	1	—	1	1
Tropicana - Attributable 70%	1	1	2	1

AMERICAS	34	26	67	57
Cerro Vanguardia	28	26	58	57
AngloGold Ashanti Mineração	6	—	9	—

	39	28	75	62
Equity-accounted joint venture included above	(1)	—	(1)	(1)
	38	28	74	61

Q2 2025 EARNINGS RELEASE	22

GROUP I SEGMENTAL

COST OF SALES AND GROSS PROFIT

COST OF SALES	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2025	2024	2025	2024
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	872	562	1,636	1,092
Kibali - Attributable 45%	107	94	213	174
Iduapriem	114	87	201	167
Obuasi	101	90	202	180
Siguiri	165	135	300	261
Geita	184	156	350	310
Sukari	201	—	370	—

AUSTRALIA	242	226	475	438
Sunrise Dam	114	115	216	215
Tropicana - Attributable 70%	119	102	241	206
Administration and other	9	9	18	17

AMERICAS	235	199	467	405
Cerro Vanguardia	115	83	226	175
AngloGold Ashanti Mineração	86	82	171	164
Serra Grande	32	34	68	65
Administration and other	2	—	2	1

CORPORATE AND OTHER	6	—	7	1
	1,355	987	2,585	1,936
Equity-accounted joint venture included above	(107)	(94)	(213)	(174)
	1,248	893	2,372	1,762

GROSS PROFIT (1)
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	931	365	1,559	610
Kibali - Attributable 45%	119	96	205	167
Iduapriem	49	64	76	122
Obuasi	105	39	175	69
Siguiri	125	47	211	31
Geita	283	119	480	221
Sukari	250	—	412	—

AUSTRALIA	170	99	325	125
Sunrise Dam	83	52	151	57
Tropicana - Attributable 70%	95	56	192	85
Administration and other	(8)	(9)	(18)	(17)

AMERICAS	221	120	364	222
Cerro Vanguardia	66	41	128	88
AngloGold Ashanti Mineração	137	63	225	108
Serra Grande	19	16	13	27
Administration and other	(1)	—	(2)	(1)

CORPORATE AND OTHER	(6)	(21)	(7)	(41)
	1,316	563	2,241	916
Equity-accounted joint venture included above	(119)	(96)	(205)	(167)
	1,197	467	2,036	749

(1) The Group’s segmental profit measure is gross profit, which excludes the results of associates and joint ventures. For the reconciliation of gross profit to profit before taxation, refer to the Group income statement.

Q2 2025 EARNINGS RELEASE	23

GROUP I SEGMENTAL

AMORTISATION AND CAPITAL EXPENDITURE

AMORTISATION	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2025	2024	2025	2024
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	240	109	428	203
Kibali - Attributable 45%	26	23	47	43
Iduapriem	29	21	56	41
Obuasi	22	17	42	33
Siguiri	18	14	33	25
Geita	43	34	81	61
Sukari	102	—	169	—

AUSTRALIA	38	47	76	83
Sunrise Dam	15	22	29	39
Tropicana - Attributable 70%	23	25	47	43
Administration and other	—	—	—	1

AMERICAS	50	46	99	84
Cerro Vanguardia	21	14	37	25
AngloGold Ashanti Mineração	26	25	48	49
Serra Grande	3	7	14	10

CORPORATE AND OTHER	1	1	2	2
	329	203	605	372
Equity-accounted joint venture included above	(26)	(23)	(47)	(43)
	303	180	558	329

CAPITAL EXPENDITURE
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	269	183	510	355
Kibali - Attributable 45%	31	36	64	61
Iduapriem	37	41	72	70
Obuasi	46	47	88	89
Siguiri	20	18	32	43
Geita	69	41	129	92
Sukari	66	—	125	—

AUSTRALIA	46	41	75	86
Sunrise Dam	17	13	30	23
Tropicana - Attributable 70%	29	28	45	63

AMERICAS	57	50	105	91
Cerro Vanguardia	16	17	31	28
AngloGold Ashanti Mineração	29	24	54	46
Serra Grande	12	9	20	17

PROJECTS	9	12	27	19
Colombian projects	—	2	10	3
North American projects	9	10	17	16

	381	286	717	551
Equity-accounted joint venture included above	(31)	(36)	(64)	(61)
	350	250	653	490

Q2 2025 EARNINGS RELEASE	24

GROUP I SEGMENTAL

TOTAL ASSETS

TOTAL ASSETS	As at	As at	As at
	Jun	Jun	Dec
	2025	2024	2024
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Audited

AFRICA	9,197	4,612	9,081
Kibali - Attributable 45%	940	1,046	950
Iduapriem	609	582	579
Obuasi	1,523	1,364	1,481
Siguiri	576	513	591
Geita	1,402	1,102	1,231
Sukari	4,137	—	4,243
Administration and other	10	5	6

AUSTRALIA	933	899	845

AMERICAS	1,714	1,372	1,460
Cerro Vanguardia	642	606	626
AngloGold Ashanti Mineração	834	607	668
Serra Grande	220	142	148
Administration and other	18	17	18

PROJECTS	902	855	991
Colombian projects	219	191	207
North American projects	683	664	784

CORPORATE AND OTHER	1,383	629	780

	14,129	8,367	13,157

By order of the Board

J TILK Chairman	A CALDERON Chief Executive Officer	G DORAN Chief Financial Officer

31 July 2025

Q2 2025 EARNINGS RELEASE	25

2025 I DIVIDENDS

AngloGold Ashanti plc today announces an interim dividend for the three months ended 30 June 2025 of 80 US cents per share. In respect of the interim dividend, the timelines, including dates for currency conversions, set out below will apply.
To holders of ordinary shares on the New York Stock Exchange (NYSE)

2025
Ex-dividend on NYSE	Friday, 22 August
Record date	Friday, 22 August
Payment date	Friday, 5 September
To holders of ordinary shares on the South African Register
Additional information for South African resident shareholders of AngloGold Ashanti:
Shareholders registered on the South African section of the register are advised that the distribution of 80 US cents per ordinary share will be converted to South African rands at the applicable exchange rate.
In compliance with the requirements of Strate and the Johannesburg Stock Exchange (JSE) Listings Requirements, the salient dates for payment of the dividend are as follows:

2025
Declaration date	Friday, 1 August
Currency conversion rate for South African rands announcement date	Friday, 15 August
Last date to trade ordinary shares cum dividend	Tuesday, 19 August
Ordinary shares trade ex-dividend	Wednesday, 20 August
Record date	Friday, 22 August
Payment date	Friday, 5 September
Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP (as defined below) or broker.
To comply with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday,
20 August 2025 and Friday, 22 August 2025, both days inclusive. No transfers between South African, NYSE and Ghanaian share registers will be permitted between Friday, 15 August 2025 and Friday, 22 August 2025, both days inclusive.
Details of the exchange rates applicable to the dividend and a summary of the tax considerations applicable to South African shareholders is expected to be published on Friday, 15 August 2025.
To Beneficial Owners on the Ghana sub-register holding shares through the nominee arrangement with the
Central Securities Depositary (GH) LTD

2025
Currency conversion date	Friday, 15 August
Last date to trade and to register shares cum dividend	Tuesday, 19 August
Shares trade ex-dividend	Wednesday, 20 August
Record date	Friday, 22 August
Approximate payment date of dividend	Friday, 5 September
To Beneficial Owners holding Ghanaian Depositary Shares (GhDSs) and acting by National Trust Holding
Company Ltd as depository agent 100 GhDSs represent one ordinary share

2025
Currency conversion date	Friday, 15 August
Last date to trade and to register GhDSs cum dividend	Tuesday, 19 August
GhDSs trade ex-dividend	Wednesday, 20 August
Record date	Friday, 22 August
Approximate payment date of dividend	Friday, 5 September
Beneficial owners on the Ghana sub-register holding shares and beneficial owners holding GhDSs are advised that the distribution of 80 US cents per ordinary share will be converted to Ghanaian cedis at the applicable exchange rate. Assuming an exchange rate of US$1/¢10.5000, the gross dividend payable per share, is equivalent to ca. ¢8.4 Ghanaian cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
Entitlement to interim dividends
A “Shareholder of Record” is a person appearing on the register of members of the Company in respect of ordinary shares at the close of business on the relevant record date. A “Beneficial Owner” is a person who holds ordinary shares of the Company through a bank, broker, central securities depository participant (“CSDP”), Shareholder of Record or other agent (sometimes referred to as holding shares “in street name”).

Q2 2025 EARNINGS RELEASE	26

NON-GAAP DISCLOSURE I RESULTS

Non-GAAP disclosure
From time to time AngloGold Ashanti may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
In this document, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “average gold price received per ounce”, “sustaining capital expenditure” and “non-
sustaining capital expenditure”, which have been determined using industry guidelines and practices and are not measures under
IFRS. In addition, AngloGold Ashanti also presents the financial items “Adjusted EBITDA”, “Adjusted net debt” and “free cash flow”
which are not measures under IFRS either. An investor should not consider these items in isolation or as alternatives to cost of sales, gold income, capital expenditure, profit (loss) before taxation, total borrowings, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS or as an indicator of the Group’s performance. The
Group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” refers to equity-accounted joint ventures that are reported based on AngloGold
Ashanti’s share of attributable earnings and are not managed by AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.
All-in sustaining costs
During 2018, the World Gold Council (“WGC”), an industry body, published a revised Guidance Note on the “all-in sustaining costs”
metric, which gold mining companies can use to supplement their overall Non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti) to develop these Non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that this metric, which AngloGold Ashanti provides herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.
“All-in sustaining costs” is a Non-GAAP measure which is an extension of the existing “total cash costs” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold sold. “All-in sustaining costs per ounce - non-managed joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold sold.
Total cash costs
“Total cash costs” is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is a Non-GAAP measure. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.
“Total cash costs” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. “Total cash costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold produced. “Total cash costs per ounce - non-managed joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold produced.
Average gold price received per ounce
“Average gold price received per ounce” is a Non-GAAP measure which gives an indication of revenue earned per ounce of gold sold and serves as a benchmark of performance against the market spot gold price. “Average gold price received per ounce -
managed operations” is calculated by dividing the consolidated US dollar value of this revenue metric by the consolidated ounces of gold sold. “Average gold price received per ounce - non-managed joint ventures” is calculated by dividing the attributable US dollar value of this revenue metric by the attributable ounces of gold sold.
The “average gold price received per ounce” for the three months and six months ended 30 June 2024 has been restated to be based on the gold revenue from primary operating activities. Previously, the gold price received per ounce calculation included revenue from normal operating activities as well as hedging activities.
Sustaining capital expenditure
“Sustaining capital (expenditure)” is a Non-GAAP measure comprising capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output and capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Mineral Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.

Q2 2025 EARNINGS RELEASE	27

NON-GAAP DISCLOSURE I RESULTS

CONTINUED
Non-sustaining capital expenditure
“Non-sustaining capital (expenditure)” is a Non-GAAP measure comprising capital expenditure incurred at new operations and capital expenditure related to ‘major projects’ at existing operations where these projects will materially increase production.
While the Gold Institute provided definitions for the calculation of “total cash costs” and the WGC published a revised Guidance
Note on the “all-in sustaining costs” metric during 2018, the calculation of “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs” and “all-in sustaining costs per ounce” may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, AngloGold Ashanti believes that
“total cash costs” and “all-in sustaining costs” in total by mine and per ounce by mine as well as “average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure” are useful indicators to investors and management as they provide:
•an indication of profitability, efficiency and cash flows;
•the trend in costs as the mining operations mature over time on a consistent basis; and
•an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold mining companies.
Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating
Decision Maker (CODM), on a total basis.
The key metrics are based on the total ounces, gold income, “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” from each operation and as a consequence includes AngloGold Ashanti’s share of the “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” of its non-managed joint ventures that are accounted for under the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics is consistent with the WGC’s Guidance Note on the “all-in sustaining costs” metric.
Although AngloGold Ashanti has shareholder rights and board representation commensurate with its ownership interests in its equity-accounted non-managed joint ventures and reviews the underlying operating results including “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” with them at each reporting period, it does not have direct control over their operations or resulting revenue and expenses, nor does it have a proportionate legal interest in each financial statement line item. AngloGold Ashanti’s use of “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” on a total basis, is not intended to imply that it has any such control or proportionate legal interest, but rather to reflect the Non-GAAP measures on a basis consistent with its internal and external segmental reporting.
Adjusted EBITDA
“Adjusted EBITDA” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes profit (loss) before taxation, amortisation of tangible, intangible and right of use assets, retrenchment costs at the operations, finance income, other gains (losses), care and maintenance costs, finance costs and unwinding of obligations, impairment and derecognition of assets, impairment of investments, profit (loss) on disposal of assets and investments, gain (loss) on early settlement of hedge contracts, fair value adjustments, repurchase premium and costs on settlement of issued bonds and the share of associates’ EBITDA. The
Adjusted EBITDA calculation is based on the formula included in AngloGold Ashanti’s Revolving Credit Facility Agreements for
compliance with the debt covenant formula.
“Adjusted EBITDA margin” is calculated as the percentage of Adjusted EBITDA divided by revenue from product sales.
Adjusted net debt
“Adjusted net debt” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes total borrowings adjusted for the unamortised portion of borrowing costs and IFRS 16 lease adjustments; less cash restricted for use and cash and cash equivalents (net of bank overdraft). The Adjusted net debt calculation is based on the formula included in AngloGold Ashanti’s
Revolving Credit Facility Agreements for compliance with the debt covenant formula.
Free cash flow
AngloGold Ashanti has revised its definition of “free cash flow” in order to align it with industry practice. “Free cash flow" is a Non-
GAAP measure and, as calculated and reported by AngloGold Ashanti, includes operating cash flow less capital expenditure.
Operating cash flow is defined as net cash flow from operating activities, plus repayment of loans advanced to joint ventures, less dividends paid to non-controlling interests. “Free cash flow” for the three months and six months ended 30 June 2024 has been adjusted to reflect this change in reporting.
Reconciliations
All-in sustaining costs and total cash costs per ounce
A reconciliation of cost of sales as included in AngloGold Ashanti’s Earnings Release for the three months and six months ended
30 June 2025 and 30 June 2024, to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “total cash costs” and “total cash costs per ounce” for each of the three-month and six-month periods ended 30 June 2025 and 30 June 2024, is presented on a total
(Group), total (managed operations/non-managed joint ventures) and segment basis in Note A below. In addition, the Company has provided detail of the consolidated ounces of gold produced and sold by mine for each of those periods below.

Q2 2025 EARNINGS RELEASE	28

NON-GAAP DISCLOSURE I RESULTS

CONTINUED
Average gold price received per ounce
A reconciliation of gold income as included in AngloGold Ashanti’s Earnings Release for the three months and six months ended
30 June 2025 and 30 June 2024, to “average gold price received per ounce” for each of the three-month and six-month periods ended 30 June 2025 and 30 June 2024, is presented on a total (Group) and total (managed operations/non-managed joint ventures) basis in Note B below.
Sustaining capital expenditure and non-sustaining capital expenditure
A reconciliation of capital expenditure as included in AngloGold Ashanti’s Earnings Release for the three months and six months ended 30 June 2025 and 30 June 2024, to “sustaining capital expenditure” and “non-sustaining capital expenditure” for each of the three-month and six-month periods ended 30 June 2025 and 30 June 2024, is presented on a total (Group), total (managed operations/non-managed joint ventures) and segment basis in Note C below.
Adjusted EBITDA
A reconciliation of profit (loss) before taxation as included in AngloGold Ashanti’s Earnings Release for the three months and six months ended 30 June 2025 and 30 June 2024, to “Adjusted EBITDA” for each of the three-month and six-month periods ended
30 June 2025 and 30 June 2024, is presented on a total (Group) basis in Note D below.
Adjusted net debt
A reconciliation of total borrowings as included in AngloGold Ashanti’s Earnings Release as at 30 June 2025, 30 June 2024 and
31 December 2024 to “Adjusted net debt” as at 30 June 2025, 30 June 2024 and 31 December 2024, is presented on a total
(Group) basis in Note E below.
Free cash flow
A reconciliation of net cash flow from operating activities as included in AngloGold Ashanti’s Earnings Release for the three months
Sunrise Dam, Australia
and six months ended 30 June 2025 and 30 June 2024, to “free cash flow” for each of the three-month and six-month periods ended 30 June 2025 and 30 June 2024, is presented on a total (Group) basis in Note F below.

Q2 2025 EARNINGS RELEASE	29

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE QUARTER ENDED 30 JUNE 2025
	Corporate and other(3)	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	6	107	107	114	101	165	184	201	—	765	114	119	9	242
By-product revenue	—	(1)	(1)	—	(1)	—	(1)	—	—	(2)	(1)	(1)	—	(2)
Amortisation of tangible, intangible and right of use assets	(1)	(26)	(26)	(29)	(22)	(18)	(43)	(102)	—	(214)	(15)	(23)	—	(38)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Corporate administration, marketing and related expenses	33	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	1	1	1	—	1	6	1	—	9	4	6	—	10
Sustaining exploration and study costs	—	—	—	—	—	3	3	—	—	6	—	—	—	—
Total sustaining capital expenditure	—	11	11	20	41	20	64	37	—	182	17	8	—	25
All-in sustaining costs (5)	39	93	93	106	119	171	212	137	—	745	120	108	9	237
Gold sold - oz (000)	—	69	69	50	62	88	141	137	—	478	59	65	—	124
All-in sustaining costs per ounce - $/oz (1)	—	1,367	1,367	2,136	1,918	1,928	1,503	996	—	1,557	2,010	1,666	—	1,903

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	30

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE QUARTER ENDED 30 JUNE 2025
	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(6)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)	Managed operations (Africa)	Managed operations	Group total (4)
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	115	86	32	2	235	—	107	1,248	1,355	564	1,047	1,154
By-product revenue	(28)	(6)	—	—	(34)	—	(1)	(38)	(39)	(2)	(38)	(39)
Amortisation of tangible, intangible and right of use assets	(21)	(26)	(3)	—	(50)	—	(26)	(303)	(329)	(112)	(201)	(227)
Adjusted for decommissioning and inventory amortisation	2	—	—	—	2	—	—	2	2	—	2	2
Corporate administration, marketing and related expenses	—	—	—	—	—	1	—	34	34	—	34	34
Lease payment sustaining	—	6	2	—	8	—	1	28	29	8	27	28
Sustaining exploration and study costs	1	1	—	—	2	—	—	8	8	6	8	8
Total sustaining capital expenditure	16	27	12	—	55	—	11	262	273	145	225	236
All-in sustaining costs (5)	85	89	44	1	219	1	93	1,241	1,334	608	1,104	1,197
Gold sold - oz (000)	47	67	16	—	130	—	69	732	801	341	595	664
All-in sustaining costs per ounce - $/oz (1)	1,823	1,327	2,766	—	1,686	—	1,367	1,694	1,666	1,782	1,854	1,804

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce”
and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	31

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE QUARTER ENDED 30 JUNE 2025
	Corporate and other(3)	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	6	107	107	114	101	165	184	201	—	765	114	119	9	242
- By-product revenue	—	(1)	(1)	—	(1)	—	(1)	—	—	(2)	(1)	(1)	—	(2)
- Inventory change	—	5	5	(2)	15	(4)	(4)	(9)	—	(4)	2	—	—	2
- Amortisation of tangible assets	(1)	(25)	(25)	(28)	(22)	(17)	(37)	(102)	—	(206)	(12)	(17)	1	(28)
- Amortisation of right of use assets	—	(1)	(1)	(1)	—	(1)	(6)	—	—	(8)	(3)	(6)	(1)	(10)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	(6)	(6)	(1)	(1)	(1)	(4)	(2)	—	(9)	—	(1)	—	(1)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	5	80	80	82	92	142	132	88	—	536	100	94	8	202
Gold produced - oz (000)	—	75	75	49	71	85	138	129	—	472	61	65	—	126
Total cash costs per ounce - $/oz (1)	—	1,081	1,081	1,663	1,299	1,663	955	681	—	1,134	1,644	1,442	—	1,605

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	32

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE QUARTER ENDED 30 JUNE 2025
	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(6)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)	Managed operations (Africa)	Managed operations	Group total (4)
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	115	86	32	2	235	—	107	1,248	1,355	564	1,047	1,154
- By-product revenue	(28)	(6)	—	—	(34)	—	(1)	(38)	(39)	(2)	(38)	(39)
- Inventory change	3	1	—	—	4	—	5	2	7	5	11	16
- Amortisation of tangible assets	(21)	(21)	(2)	—	(44)	—	(25)	(279)	(304)	(104)	(177)	(202)
- Amortisation of right of use assets	—	(5)	(1)	—	(6)	—	(1)	(24)	(25)	(8)	(24)	(25)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(3)	8	2	—	7	—	(6)	(3)	(9)	(7)	(1)	(7)
- Retrenchment costs	(1)	—	—	—	(1)	—	—	(1)	(1)	—	(1)	(1)
Total cash costs (5)	66	64	31	1	162	—	80	905	985	448	817	897
Gold produced - oz (000)	47	68	16	—	131	—	75	729	804	343	600	675
Total cash costs per ounce - $/oz (1)	1,409	943	1,930	—	1,237	—	1,081	1,241	1,226	1,304	1,361	1,330

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	33

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE QUARTER ENDED 30 JUNE 2024
	Corporate and other(3)	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	—	94	94	87	90	135	156	—	—	468	115	102	9	226
By-product revenue	—	—	—	—	—	—	(1)	—	—	(1)	—	(1)	—	(1)
Amortisation of tangible, intangible and right of use assets	(1)	(23)	(23)	(21)	(17)	(14)	(34)	—	—	(86)	(22)	(25)	—	(47)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	—	—	(1)	—	—	—	—
Corporate administration, marketing and related expenses	34	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	—	—	—	1	—	—	4	—	—	5	4	2	—	7
Sustaining exploration and study costs	—	—	—	—	1	1	1	—	—	3	—	—	—	—
Total sustaining capital expenditure	—	18	18	29	35	17	39	—	—	120	13	11	—	24
All-in sustaining costs (5)	34	88	88	95	108	140	165	—	—	508	111	89	9	210
Gold sold - oz (000)	—	81	81	65	55	78	117	—	—	315	71	67	—	138
All-in sustaining costs per ounce - $/oz (1)	—	1,085	1,085	1,471	1,955	1,796	1,405	—	—	1,612	1,559	1,333	—	1,515

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	34

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE QUARTER ENDED 30 JUNE 2024
	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	83	82	34	—	199	—	94	893	987
By-product revenue	(26)	—	—	—	(26)	—	—	(28)	(28)
Amortisation of tangible, intangible and right of use assets	(14)	(25)	(7)	—	(46)	—	(23)	(180)	(203)
Adjusted for decommissioning and inventory amortisation	2	—	—	—	2	—	—	1	1
Corporate administration, marketing and related expenses	—	—	—	—	—	1	—	35	35
Lease payment sustaining	—	7	3	—	9	—	—	22	22
Sustaining exploration and study costs	2	—	—	—	2	—	—	5	5
Total sustaining capital expenditure	17	24	9	—	50	2	18	196	214
All-in sustaining costs (5)	64	87	39	—	191	3	88	945	1,033
Gold sold - oz (000)	42	64	22	—	128	—	81	581	662
All-in sustaining costs per ounce - $/oz (1)	1,527	1,366	1,809	—	1,497	—	1,085	1,626	1,560

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	35

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE QUARTER ENDED 30 JUNE 2024
	Corporate and other(3)	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	—	94	94	87	90	135	156	—	—	468	115	102	9	226
- By-product revenue	—	—	—	—	—	—	(1)	—	—	(1)	—	(1)	—	(1)
- Inventory change	—	2	2	1	(1)	4	(3)	—	—	1	(12)	8	—	(3)
- Amortisation of tangible assets	(1)	(22)	(22)	(21)	(17)	(14)	(25)	—	—	(76)	(17)	(23)	—	(41)
- Amortisation of right of use assets	—	(1)	(1)	(1)	—	—	(9)	—	—	(10)	(5)	(2)	—	(6)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	1	1	(1)	(1)	(1)	(1)	—	—	(5)	—	1	—	—
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	(1)	74	74	66	70	123	117	—	—	377	81	85	9	175
Gold produced - oz (000)	—	82	82	66	54	80	115	—	—	315	64	73	—	137
Total cash costs per ounce - $/oz (1)	—	899	899	1,008	1,287	1,550	1,019	—	—	1,198	1,264	1,168	—	1,276

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	36

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE QUARTER ENDED 30 JUNE 2024
	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	83	82	34	—	199	—	94	893	987
- By-product revenue	(26)	—	—	—	(26)	—	—	(28)	(28)
- Inventory change	3	—	—	—	3	—	2	—	2
- Amortisation of tangible assets	(14)	(19)	(6)	—	(39)	—	(22)	(156)	(179)
- Amortisation of right of use assets	—	(6)	(1)	—	(7)	—	(1)	(24)	(24)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(2)	—	1	—	(1)	—	1	(5)	(4)
- Retrenchment costs	—	—	—	—	(1)	—	—	(1)	(1)
Total cash costs (5)	44	57	27	—	129	—	74	680	753
Gold produced - oz (000)	44	64	21	—	129	—	82	581	663
Total cash costs per ounce - $/oz (1)	1,005	897	1,300	—	1,002	—	899	1,171	1,137

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	37

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE SIX MONTHS ENDED 30 JUNE 2025
	Corporate and other (3)	AFRICA									AUSTRALIA
		Kibali	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	7	213	213	201	202	300	350	370	—	1,423	216	241	18	475
By-product revenue	—	(1)	(1)	—	(1)	—	(2)	(1)	—	(4)	(1)	(2)	—	(3)
Amortisation of tangible, intangible and right of use assets	(2)	(47)	(47)	(56)	(42)	(33)	(81)	(169)	—	(381)	(29)	(47)	—	(76)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	(1)	—	—	(1)	—	—	—	—
Corporate administration, marketing and related expenses	60	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	2	2	2	—	3	11	1	—	17	8	10	—	18
Sustaining exploration and study costs	—	—	—	2	—	4	5	—	—	11	—	—	—	—
Total sustaining capital expenditure	—	24	24	39	78	31	119	69	—	336	30	14	—	44
All-in sustaining costs (5)	66	192	192	188	237	304	401	270	—	1,400	225	216	18	459
Gold sold - oz (000)	—	135	135	90	122	166	265	253	—	896	119	141	—	260
All-in sustaining costs per ounce - $/oz (1)	—	1,414	1,414	2,099	1,945	1,837	1,512	1,068	—	1,565	1,889	1,527	—	1,764

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces.
“All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	38

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE SIX MONTHS ENDED 30 JUNE 2025
	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(6)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)	Managed operations (Africa)	Managed operations	Group total (4)
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	226	171	68	2	467	—	213	2,372	2,585	1,053	2,002	2,215
By-product revenue	(58)	(9)	—	—	(67)	—	(1)	(74)	(75)	(3)	(73)	(74)
Amortisation of tangible, intangible and right of use assets	(37)	(48)	(14)	—	(99)	—	(47)	(558)	(605)	(212)	(389)	(436)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	(1)	(1)	(1)	(1)	(1)
Corporate administration, marketing and related expenses	—	—	—	—	—	1	—	61	61	—	61	61
Lease payment sustaining	—	12	4	—	16	1	2	53	55	16	52	54
Sustaining exploration and study costs	1	1	—	—	2	—	—	13	13	11	13	13
Total sustaining capital expenditure	31	52	20	—	103	2	24	485	509	267	416	440
All-in sustaining costs (5)	162	179	79	2	422	4	192	2,351	2,543	1,130	2,081	2,273
Gold sold - oz (000)	96	125	26	—	247	—	135	1,403	1,538	643	1,150	1,285
All-in sustaining costs per ounce - $/oz (1)	1,697	1,427	3,019	—	1,707	—	1,414	1,676	1,654	1,760	1,810	1,769

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	39

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE SIX MONTHS ENDED 30 JUNE 2025
	Corporate and other (3)	AFRICA									AUSTRALIA
		Kibali	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	7	213	213	201	202	300	350	370	—	1,423	216	241	18	475
- By-product revenue	—	(1)	(1)	—	(1)	—	(2)	(1)	—	(4)	(1)	(2)	—	(3)
- Inventory change	—	4	4	1	5	(2)	(13)	(13)	—	(22)	4	(1)	—	3
- Amortisation of tangible assets	(2)	(46)	(46)	(53)	(42)	(31)	(69)	(168)	—	(363)	(22)	(36)	—	(58)
- Amortisation of right of use assets	—	(1)	(1)	(3)	—	(2)	(12)	(1)	—	(18)	(7)	(11)	—	(18)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	(5)	(5)	(4)	(3)	(2)	(4)	(2)	—	(15)	—	—	(1)	(1)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	5	165	165	142	161	263	250	185	—	1,001	190	191	17	398
Gold produced - oz (000)	—	138	138	89	125	165	254	246	—	879	122	139	—	261
Total cash costs per ounce - $/oz (1)	—	1,193	1,193	1,586	1,293	1,595	985	750	—	1,138	1,561	1,376	—	1,528

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	40

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE SIX MONTHS ENDED 30 JUNE 2025
	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(6)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)	Managed operations (Africa)	Managed operations	Group total (4)
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	226	171	68	2	467	—	213	2,372	2,585	1,053	2,002	2,215
- By-product revenue	(58)	(9)	—	—	(67)	—	(1)	(74)	(75)	(3)	(73)	(74)
- Inventory change	(1)	1	—	—	—	—	4	(19)	(15)	(9)	(6)	(2)
- Amortisation of tangible assets	(37)	(38)	(12)	—	(87)	—	(46)	(510)	(556)	(195)	(342)	(388)
- Amortisation of right of use assets	—	(10)	(2)	—	(12)	—	(1)	(48)	(49)	(17)	(47)	(48)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(6)	1	2	—	(3)	—	(5)	(19)	(24)	(13)	(17)	(22)
- Retrenchment costs	(1)	—	—	—	(1)	—	—	(1)	(1)	—	(1)	(1)
Total cash costs (5)	123	116	56	2	297	—	165	1,701	1,866	816	1,516	1,681
Gold produced - oz (000)	94	126	26	—	246	—	138	1,386	1,524	633	1,140	1,278
Total cash costs per ounce - $/oz (1)	1,305	922	2,144	—	1,206	—	1,193	1,228	1,224	1,289	1,330	1,316

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	41

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE SIX MONTHS ENDED 30 JUNE 2024
	Corporate and other (3)	AFRICA								AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	1	174	174	167	180	261	310	—	918	215	206	17	438
By-product revenue	—	(1)	(1)	—	—	(1)	(1)	—	(2)	(1)	(1)	—	(2)
Amortisation of tangible, intangible and right of use assets	(2)	(43)	(43)	(41)	(33)	(25)	(61)	—	(160)	(39)	(43)	(1)	(83)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	(1)	—	(1)	—	—	—	—
Corporate administration, marketing and related expenses	65	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	2	2	2	—	—	11	—	12	9	5	—	14
Sustaining exploration and study costs	—	—	—	—	1	2	4	—	7	—	—	—	—
Total sustaining capital expenditure	—	34	34	53	69	43	87	—	252	23	17	—	40
All-in sustaining costs (5)	65	165	165	181	216	280	349	—	1,027	207	183	17	408
Gold sold - oz (000)	—	154	154	131	113	130	240	—	614	122	131	—	253
All-in sustaining costs per ounce - $/oz (1)	—	1,078	1,078	1,380	1,910	2,144	1,459	—	1,671	1,695	1,398	—	1,609

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce”
and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	42

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE SIX MONTHS ENDED 30 JUNE 2024
	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	175	164	65	1	405	—	174	1,762	1,936
By-product revenue	(57)	—	—	—	(57)	—	(1)	(61)	(62)
Amortisation of tangible, intangible and right of use assets	(25)	(49)	(10)	—	(84)	—	(43)	(329)	(372)
Adjusted for decommissioning and inventory amortisation	—	—	(1)	—	(1)	—	—	(3)	(2)
Corporate administration, marketing and related expenses	—	—	—	—	—	1	—	66	66
Lease payment sustaining	—	14	5	—	19	—	2	46	48
Sustaining exploration and study costs	3	—	—	—	3	—	—	11	11
Total sustaining capital expenditure	28	46	17	—	91	3	34	386	420
All-in sustaining costs (5)	125	174	77	1	376	4	165	1,879	2,045
Gold sold - oz (000)	95	130	41	—	266	—	154	1,133	1,287
All-in sustaining costs per ounce - $/oz (1)	1,323	1,338	1,848	—	1,414	—	1,078	1,658	1,589

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	43

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE SIX MONTHS ENDED 30 JUNE 2024
	Corporate and other (3)	AFRICA								AUSTRALIA
		Kibali	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	1	174	174	167	180	261	310	—	918	215	206	17	438
- By-product revenue	—	(1)	(1)	—	—	(1)	(1)	—	(2)	(1)	(1)	—	(2)
- Inventory change	—	5	5	(3)	(6)	(4)	(10)	—	(24)	(3)	(7)	—	(10)
- Amortisation of tangible assets	(2)	(43)	(43)	(39)	(33)	(25)	(45)	—	(142)	(31)	(40)	—	(71)
- Amortisation of right of use assets	—	—	—	(2)	—	—	(16)	—	(18)	(8)	(3)	(1)	(12)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	2	2	(2)	(4)	(2)	(1)	—	(9)	—	—	—	—
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	(1)	137	137	121	137	229	236	—	724	172	154	16	343
Gold produced - oz (000)	—	158	158	128	108	128	229	—	593	120	126	—	246
Total cash costs per ounce - $/oz (1)	—	866	866	943	1,269	1,791	1,032	—	1,220	1,436	1,221	—	1,393

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	44

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE SIX MONTHS ENDED 30 JUNE 2024
	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	175	164	65	1	405	—	174	1,762	1,936
- By-product revenue	(57)	—	—	—	(57)	—	(1)	(61)	(62)
- Inventory change	(8)	(1)	—	—	(10)	—	5	(43)	(38)
- Amortisation of tangible assets	(25)	(38)	(8)	—	(71)	—	(43)	(286)	(329)
- Amortisation of right of use assets	—	(11)	(2)	—	(13)	—	—	(43)	(43)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(3)	—	—	—	(3)	—	2	(12)	(10)
- Retrenchment costs	(1)	(1)	—	—	(2)	—	—	(2)	(2)
Total cash costs (5)	82	113	54	1	250	—	137	1,316	1,452
Gold produced - oz (000)	86	129	42	—	257	—	158	1,096	1,254
Total cash costs per ounce - $/oz (1)	954	876	1,302	—	974	—	866	1,200	1,158

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	45

NON-GAAP DISCLOSURE I NOTE B

FOR THE QUARTER 2 AND SIX MONTHS  I  2025 AND 2024

AVERAGE GOLD PRICE RECEIVED PER OUNCE	Quarter			Quarter			Six months			Six months
	ended			ended			ended			ended
	Jun			Jun			Jun			Jun
	2025			2024			2025			2024
	Unaudited			Unaudited			Unaudited			Unaudited
US Dollar million, except as otherwise noted	Managed operations	Non- managed joint ventures	Group (Equity)	Managed operations	Non- managed joint ventures	Group (Equity)	Managed operations	Non- managed joint ventures	Group (Equity)	Managed operations	Non- managed joint ventures	Group (Equity)
Gold income per income statement	2,407	226	2,407	1,353	189	1,353	4,334	417	4,334	2,491	340	2,491
Associates and joint ventures’ share of gold income			226			189			417			340
Gold income	2,407	226	2,633	1,353	189	1,542	4,334	417	4,751	2,491	340	2,831

Gold sold - oz (000)	732	69	801	581	81	662	1,403	135	1,538	1,133	154	1,287
Average gold price received per ounce - $/oz (1)	3,287	3,285	3,287	2,330	2,336	2,330	3,090	3,078	3,089	2,197	2,219	2,200

(1) The “average gold price received per ounce” for the three months and six months ended 30 June 2024 has been restated to be based on the gold revenue from primary operating activities. Previously, the gold price received per ounce calculation included revenue from normal operating activities as well as hedging activities.

Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	46

NON-GAAP DISCLOSURE I NOTE C

QUARTER 2 2025 AND 2024

CAPITAL EXPENDITURE	FOR THE QUARTER ENDED 30 JUNE 2025
	Corporate and other	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	—	11	11	20	41	20	64	37	—	182	17	8	—	25
Non-sustaining capital expenditure	—	20	20	17	5	—	5	29	—	56	—	21	—	21
Capital expenditure	—	31	31	37	46	20	69	66	—	238	17	29	—	46

CAPITAL EXPENDITURE	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(2)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (1)	Managed operations (Africa)	Managed operations	Group total (1)
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	16	27	12	—	55	—	11	262	273	145	225	236
Non-sustaining capital expenditure	—	2	—	—	2	9	20	88	108	27	59	79
Capital expenditure	16	29	12	—	57	9	31	350	381	172	284	315

CAPITAL EXPENDITURE	FOR THE QUARTER ENDED 30 JUNE 2024
	Corporate and other	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	—	18	18	29	35	17	39	—	—	120	13	11	—	24
Non-sustaining capital expenditure	—	18	18	12	12	1	2	—	—	27	—	17	—	17
Capital expenditure	—	36	36	41	47	18	41	—	—	147	13	28	—	41

CAPITAL EXPENDITURE	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (1)
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	17	24	9	—	50	2	18	196	214
Non-sustaining capital expenditure	—	—	—	—	—	10	18	54	72
Capital expenditure	17	24	9	—	50	12	36	250	286

(1) Total including equity-accounted non-managed joint ventures.
(2) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	47

NON-GAAP DISCLOSURE I NOTE C

SIX MONTHS 2025 AND 2024

CAPITAL EXPENDITURE	FOR THE SIX MONTHS ENDED 30 JUNE 2025
	Corporate and other	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	—	24	24	39	78	31	119	69	—	336	30	14	—	44
Non-sustaining capital expenditure	—	40	40	33	10	1	10	56	—	110	—	31	—	31
Capital expenditure	—	64	64	72	88	32	129	125	—	446	30	45	—	75

CAPITAL EXPENDITURE	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(2)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (1)	Managed operations (Africa)	Managed operations	Group total (1)
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	31	52	20	—	103	2	24	485	509	267	416	440
Non-sustaining capital expenditure	—	2	—	—	2	25	40	168	208	54	112	152
Capital expenditure	31	54	20	—	105	27	64	653	717	321	528	592

CAPITAL EXPENDITURE	FOR THE SIX MONTHS ENDED 30 JUNE 2024
	Corporate and other	AFRICA								AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	—	34	34	53	69	43	87	—	252	23	17	—	40
Non-sustaining capital expenditure	—	27	27	17	20	—	5	—	42	—	46	—	46
Capital expenditure	—	61	61	70	89	43	92	—	294	23	63	—	86

CAPITAL EXPENDITURE	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (1)
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	28	46	17	—	91	3	34	386	420
Non-sustaining capital expenditure	—	—	—	—	—	16	27	104	131
Capital expenditure	28	46	17	—	91	19	61	490	551

(1) Total including equity-accounted non-managed joint ventures.
(2) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	48

NON-GAAP DISCLOSURE I NOTE D

ADJUSTED EBITDA	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2025	2024	2025	2024
US Dollar million, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA (1)
Profit before taxation	1,046	413	1,775	580
Add back:
Finance costs and unwinding of obligations	44	44	85	84
Finance income	(39)	(42)	(71)	(89)
Amortisation of tangible, right of use and intangible assets	303	180	558	329
Other amortisation	(1)	(1)	2	3
Associates and joint ventures share of amortisation, interest, taxation and other	92	62	169	122
EBITDA	1,445	656	2,518	1,029

Adjustments:
Foreign exchange and fair value adjustments	6	15	45	42
Care and maintenance costs	11	12	11	45
Retrenchment and related costs	10	—	14	—
(Reversal of impairment), impairment, derecognition of assets and (profit) loss on disposal	(29)	1	(25)	1
Joint ventures share of costs	—	—	—	1
Adjusted EBITDA	1,443	684	2,563	1,118

(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	49

NON-GAAP DISCLOSURE I NOTE E

ADJUSTED NET DEBT(1)	As at	As at	As at
	Jun	Jun	Dec
	2025	2024	2024
US Dollar million, except as otherwise noted	Unaudited	Unaudited	Unaudited

Borrowings - non-current portion	2,017	1,934	1,901
Borrowings - current portion	86	201	83
Lease liabilities - non-current portion	128	87	65
Lease liabilities - current portion	66	77	76
Total borrowings	2,297	2,299	2,125
Less cash and cash equivalents, net of bank overdraft	(1,986)	(983)	(1,397)
Net debt	311	1,316	728

Adjustments:
IFRS16 lease adjustments	(180)	(145)	(126)
Unamortised portion of borrowing costs	18	27	26
Cash restricted for use	(57)	(50)	(61)
Adjusted net debt	92	1,148	567

Adjusted net debt to Adjusted EBITDA ratio	0.02:1	0.62:1	0.21:1

Total borrowings to profit before taxation	0.80:1	4.05:1	1.27:1

(1) Net debt (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	50

NON-GAAP DISCLOSURE I NOTE F

FREE CASH FLOW	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2025	2024	2025	2024
US Dollar million, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited
Net cash flow from operating activities (1)(2)	1,018	420	1,743	672
Repayment of loans advanced to joint ventures	17	45	77	90
Dividends paid to non-controlling interests	(150)	—	(229)	—
Operating cash flow	885	465	1,591	762
Capital expenditure on tangible and intangible assets	(350)	(250)	(653)	(490)
Free cash flow	535	215	938	272

(1) Includes landholder duties of $37m paid in May 2025.
(2) Includes working capital movements as per table below.

(Increase) decrease in inventories	19	(24)	19	33
(Increase) decrease in trade receivables	(145)	(97)	(186)	(119)
(Decrease) increase in trade payables	(14)	67	(141)	(74)
Movement in working capital	(140)	(54)	(308)	(160)

Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	51

OTHER INFORMATION I EXCHANGE RATES

EXCHANGE RATES	Jun	Jun	Dec
	2025	2024	2024
	Unaudited	Unaudited	Unaudited

ZAR/USD
Average for the year to date	18.37	18.72	18.32
Average for the quarter	18.26	18.55	17.89
Closing	17.75	18.19	18.85

AUD/USD
Average for the year to date	1.58	1.52	1.52
Average for the quarter	1.56	1.52	1.53
Closing	1.52	1.50	1.62

BRL/USD
Average for the year to date	5.76	5.08	5.39
Average for the quarter	5.66	5.21	5.83
Closing	5.46	5.56	6.19

ARS/USD
Average for the year to date	1,103.75	860.07	916.78
Average for the quarter	1,151.60	886.13	1,000.92
Closing	1,194.08	911.75	1,032.50

EGP/USD
Average for the year to date	50.39	41.63	45.36
Average for the quarter	50.32	47.65	49.54
Closing	49.55	48.06	50.89

Q2 2025 EARNINGS RELEASE	52

OPERATING RESULTS I OPERATIONS AT A GLANCE

QUARTER 2 2025 AND 2024

OPERATIONS AT A GLANCE	FOR THE QUARTERS ENDED 30 JUNE 2025 AND 30 JUNE 2024
	Gold production oz (000)		Open-pit treated 000 tonnes		Underground milled / treated 000 tonnes		Other milled / treated 000 tonnes		Open-pit recovered grade g/tonne		Underground recovered grade g/tonne		Other recovered grade g/tonne		Total recovered grade g/tonne
	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24

AFRICA Non-managed joint ventures	75	82	612	562	335	404	—	—	1.18	0.95	4.79	4.99	—	—	2.46	2.64
Kibali - Attributable 45% (1)	75	82	612	562	335	404	—	—	1.18	0.95	4.79	4.99	—	—	2.46	2.64

AFRICA Managed operations	472	315	7,978	5,019	1,268	929	79	39	1.09	1.13	4.62	4.40	0.28	0.94	1.57	1.63
Iduapriem	49	66	1,353	1,335	—	—	—	—	1.13	1.53	—	—	—	—	1.13	1.53
Obuasi	71	54	—	—	355	291	—	39	—	—	6.21	5.68	—	0.94	6.21	5.12
Siguiri (3)	85	80	3,159	2,960	—	—	—	—	0.84	0.84	—	—	—	—	0.84	0.84
Geita	138	115	667	724	646	638	—	—	2.50	1.59	4.06	3.81	—	—	3.27	2.63
Sukari (3)	129	—	2,799	—	267	—	79	—	1.01	—	3.85	—	0.28	—	1.27	—

AUSTRALIA	126	137	1,643	1,661	947	919	—	—	0.98	1.04	2.44	2.76	—	—	1.51	1.65
Sunrise Dam	61	64	356	414	593	578	—	—	1.50	0.98	2.28	2.76	—	—	1.99	2.02
Tropicana - Attributable 70%	65	73	1,287	1,247	354	341	—	—	0.83	1.06	2.71	2.77	—	—	1.24	1.43

AMERICAS	131	129	163	195	785	451	446	730	2.77	2.38	4.24	4.39	0.70	2.14	2.94	2.91
Cerro Vanguardia (3)(5)	47	44	163	193	163	112	446	493	2.77	2.39	4.28	5.40	0.70	0.60	1.90	1.71
AngloGold Ashanti Mineração (2)	68	64	—	—	394	135	—	237	—	—	5.39	5.34	—	5.33	5.39	5.33
Serra Grande	16	21	—	2	228	204	—	—	—	1.65	2.21	3.21	—	—	2.21	3.20

Managed operations	729	581	9,784	6,875	3,000	2,299	525	769	1.10	1.14	3.83	3.74	0.64	2.08	1.70	1.82
Non-managed joint ventures	75	82	612	562	335	404	—	—	1.18	0.95	4.79	4.99	—	—	2.46	2.64
Group total including equity-accounted non- managed joint ventures	804	663	10,396	7,437	3,335	2,703	525	769	1.10	1.13	3.93	3.93	0.64	2.08	1.75	1.89
Managed operations (excluding Sukari)(4)	600	581	6,985	6,875	2,733	2,299	446	769	1.13	1.14	3.83	3.74	0.70	2.08	1.84	1.82
Non-managed joint ventures	75	82	612	562	335	404	—	—	1.18	0.95	4.79	4.99	—	—	2.46	2.64
Group total including equity-accounted non- managed joint ventures (excluding Sukari)(4)	675	663	7,597	7,437	3,068	2,703	446	769	1.13	1.13	3.94	3.93	0.70	2.08	1.89	1.89

(1) Equity-accounted joint venture.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties in Q2 2024.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
(5) Cerro Vanguardia has adjusted the basis of allocation between open-pit, underground and other treated tonnes resulting in an adjustment of treated tonnes and related grades for Q2 2024.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	53

FINANCIAL RESULTS I OPERATIONS AT A GLANCE

QUARTER 2 2025 AND 2024

OPERATIONS AT A GLANCE	FOR THE QUARTERS ENDED 30 JUNE 2025 AND 30 JUNE 2024
	Cost of sales		Gross profit		Total cash costs per ounce*		All-in sustaining costs per ounce*		Sustaining MRD / Stripping capital		Other sustaining capital		Non-sustaining capital*
	$m		$m		$/oz		$/oz		$m		$m		$m
	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24

AFRICA Non-managed joint ventures	107	94	119	96	1,081	899	1,367	1,085	4	10	7	8	20	18
Kibali - Attributable 45% (1)	107	94	119	96	1,081	899	1,367	1,085	4	10	7	8	20	18

AFRICA Managed operations	765	468	812	269	1,134	1,198	1,557	1,612	98	83	84	37	56	27
Iduapriem	114	87	49	64	1,663	1,008	2,136	1,471	20	25	—	4	17	12
Obuasi	101	90	105	39	1,299	1,287	1,918	1,955	30	23	11	12	5	12
Siguiri (3)	165	135	125	47	1,663	1,550	1,928	1,796	4	6	16	11	—	1
Geita	184	156	283	119	955	1,019	1,503	1,405	33	29	31	10	5	2
Sukari (3)	201	—	250	—	681	—	996	—	11	—	26	—	29	—

AUSTRALIA	242	226	170	99	1,605	1,276	1,903	1,515	7	12	18	12	21	17
Sunrise Dam	114	115	83	52	1,644	1,264	2,010	1,559	4	7	13	6	—	—
Tropicana - Attributable 70%	119	102	95	56	1,442	1,168	1,666	1,333	3	5	5	6	21	17
Administration and other	9	9	(8)	(9)	—	—	—	—	—	—	—	—	—	—

AMERICAS	235	199	221	120	1,237	1,002	1,686	1,497	37	37	18	13	2	—
Cerro Vanguardia (3)	115	83	66	41	1,409	1,005	1,823	1,527	7	10	9	7	—	—
AngloGold Ashanti Mineração (2)	86	82	137	63	943	897	1,327	1,366	21	20	6	4	2	—
Serra Grande	32	34	19	16	1,930	1,300	2,766	1,809	9	7	3	2	—	—
Administration and other	2	—	(1)	—	—	—	—	—	—	—	—	—	—	—

PROJECTS	—	—	—	—	—	—	—	—	—	—	—	2	9	10
Colombian projects	—	—	—	—	—	—	—	—	—	—	—	—	—	2
North American projects	—	—	—	—	—	—	—	—	—	—	—	2	9	8

CORPORATE AND OTHER	6	—	(6)	(21)	—	—	—	—	—	—	—	—	—	—

Managed operations	1,248	893	1,197	467	1,241	1,171	1,694	1,626	142	132	120	64	88	54
Non-managed joint ventures	107	94	119	96	1,081	899	1,367	1,085	4	10	7	8	20	18
Group total including equity-accounted non- managed joint ventures	1,355	987	1,316	563	1,226	1,137	1,666	1,560	146	142	127	72	108	72
Managed operations (excluding Sukari)(4)	1,047	893	947	467	1,361	1,171	1,854	1,626	131	132	94	64	59	54
Non-managed joint ventures	107	94	119	96	1,081	899	1,367	1,085	4	10	7	8	20	18
Group total including equity-accounted non- managed joint ventures (excluding Sukari)(4)	1,154	987	1,066	563	1,330	1,137	1,804	1,560	135	142	101	72	79	72

(1) Equity-accounted joint venture.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties for Q2 2024.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	54

OPERATING RESULTS I OPERATIONS AT A GLANCE

FOR THE SIX MONTHS ENDED JUNE 2025 AND 2024

OPERATIONS AT A GLANCE	FOR THE SIX MONTHS ENDED 30 JUNE 2025 AND 30 JUNE 2024
	Gold production oz (000)		Open-pit treated 000 tonnes		Underground milled / treated 000 tonnes		Other milled / treated 000 tonnes		Open-pit recovered grade g/tonne		Underground recovered grade g/tonne		Other recovered grade g/tonne		Total recovered grade g/tonne
	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24

AFRICA Non-managed joint ventures	138	158	1,219	1,071	658	820	—	—	1.02	0.96	4.65	4.73	—	—	2.29	2.59
Kibali - Attributable 45% (1)	138	158	1,219	1,071	658	820	—	—	1.02	0.96	4.65	4.73	—	—	2.29	2.59

AFRICA Managed operations	879	593	14,879	9,358	2,426	1,831	190	89	1.05	1.08	4.65	4.49	0.34	1.00	1.56	1.64
Iduapriem	89	128	2,352	2,607	—	—	—	—	1.18	1.53	—	—	—	—	1.18	1.53
Obuasi	125	108	—	—	636	564	—	89	—	—	6.09	5.79	—	1.00	6.09	5.13
Siguiri (3)	165	128	6,106	5,412	—	—	—	—	0.84	0.74	—	—	—	—	0.84	0.74
Geita	254	229	1,188	1,339	1,251	1,267	—	—	2.23	1.61	4.20	3.92	—	—	3.24	2.73
Sukari (3)	246	—	5,233	—	539	—	190	—	0.96	—	3.98	—	0.34	—	1.28	—

AUSTRALIA	261	246	3,193	3,111	1,875	1,812	—	—	1.09	0.94	2.47	2.61	—	—	1.60	1.56
Sunrise Dam	122	120	664	739	1,233	1,226	—	—	1.44	0.98	2.30	2.46	—	—	2.00	1.90
Tropicana - Attributable 70%	139	126	2,529	2,372	642	586	—	—	1.00	0.93	2.79	2.92	—	—	1.36	1.33

AMERICAS	246	257	349	342	1,411	936	966	1,458	2.62	2.46	4.34	4.21	0.64	2.20	2.81	2.92
Cerro Vanguardia (3)(5)	94	86	347	340	295	265	966	979	2.63	2.47	4.71	4.83	0.64	0.57	1.81	1.69
AngloGold Ashanti Mineração (2)	126	129	—	—	725	253	—	479	—	—	5.41	5.41	—	5.53	5.41	5.49
Serra Grande	26	42	2	2	391	418	—	—	1.17	1.65	2.09	3.09	—	—	2.08	3.08

Managed operations	1,386	1,096	18,421	12,811	5,712	4,579	1,156	1,547	1.09	1.09	3.86	3.69	0.59	2.13	1.70	1.80
Non-managed joint ventures	138	158	1,219	1,071	658	820	—	—	1.02	0.96	4.65	4.73	—	—	2.29	2.59
Group total including equity-accounted non- managed joint ventures	1,524	1,254	19,640	13,882	6,370	5,399	1,156	1,547	1.08	1.08	3.94	3.85	0.59	2.13	1.75	1.87
Managed operations (excluding Sukari)(4)	1,140	1,096	13,188	12,811	5,173	4,579	966	1,547	1.14	1.09	3.84	3.69	0.64	2.13	1.83	1.80
Non-managed joint ventures	138	158	1,219	1,071	658	820	—	—	1.02	0.96	4.65	4.73	—	—	2.29	2.59
Group total including equity-accounted non- managed joint ventures (excluding Sukari)(4)	1,278	1,254	14,407	13,882	5,831	5,399	966	1,547	1.13	1.08	3.93	3.85	0.64	2.13	1.88	1.87

(1) Equity-accounted joint venture.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties for H1 2024.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
(5) Cerro Vanguardia has adjusted the basis of allocation between open-pit, underground and other treated tonnes resulting in an adjustment of treated tonnes and related grades for H1 2024.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	55

FINANCIAL RESULTS I OPERATIONS AT A GLANCE

FOR THE SIX MONTHS ENDED 2025 AND 2024

OPERATIONS AT A GLANCE	FOR THE SIX MONTHS ENDED 30 JUNE 2025 AND 30 JUNE 2024
	Cost of sales		Gross profit		Total cash costs per ounce*		All-in sustaining costs per ounce*		Sustaining MRD / Stripping capital		Other sustaining capital		Non-sustaining capital*
	$m		$m		$/oz		$/oz		$m		$m		$m
	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24

AFRICA Non-managed joint ventures	213	174	205	167	1,193	866	1,414	1,078	10	20	14	14	40	27
Kibali - Attributable 45% (1)	213	174	205	167	1,193	866	1,414	1,078	10	20	14	14	40	27

AFRICA Managed operations	1,423	918	1,354	443	1,138	1,220	1,565	1,671	192	178	144	74	110	42
Iduapriem	201	167	76	122	1,586	943	2,099	1,380	35	48	4	5	33	17
Obuasi	202	180	175	69	1,293	1,269	1,945	1,910	58	48	20	21	10	20
Siguiri (3)	300	261	211	31	1,595	1,791	1,837	2,144	11	14	20	29	1	—
Geita	350	310	480	221	985	1,032	1,512	1,459	67	68	52	19	10	5
Sukari (3)	370	—	412	—	750	—	1,068	—	21	—	48	—	56	—

AUSTRALIA	475	438	325	125	1,528	1,393	1,764	1,609	16	21	28	19	31	46
Sunrise Dam	216	215	151	57	1,561	1,436	1,889	1,695	10	12	20	10	—	—
Tropicana - Attributable 70%	241	206	192	85	1,376	1,221	1,527	1,398	6	9	8	9	31	46
Administration and other	18	17	(18)	(17)					—	—	—	—	—	—

AMERICAS	467	405	364	222	1,206	974	1,707	1,414	74	71	29	20	2	—
Cerro Vanguardia (3)	226	175	128	88	1,305	954	1,697	1,323	14	19	17	9	—	—
AngloGold Ashanti Mineração (2)	171	164	225	108	922	876	1,427	1,338	43	38	9	8	2	—
Serra Grande	68	65	13	27	2,144	1,302	3,019	1,848	17	14	3	3	—	—
Administration and other	2	1	(2)	(1)					—	—	—	—	—	—

PROJECTS	—	—	—	—	—	—	—	—	—	—	2	3	25	16
Colombian projects	—	—	—	—	—	—	—	—	—	—	—	—	10	3
North American projects	—	—	—	—	—	—	—	—	—	—	2	3	15	13

CORPORATE AND OTHER	7	1	(7)	(41)					—	—	—	—	—	—

Managed operations	2,372	1,762	2,036	749	1,228	1,200	1,676	1,658	282	270	203	116	168	104
Non-managed joint ventures	213	174	205	167	1,193	866	1,414	1,078	10	20	14	14	40	27
Group total including equity-accounted non- managed joint ventures	2,585	1,936	2,241	916	1,224	1,158	1,654	1,589	292	290	217	130	208	131
Managed operations (excluding Sukari)(4)	2,002	1,762	1,624	749	1,330	1,200	1,810	1,658	261	270	155	116	112	104
Non-managed joint ventures	213	174	205	167	1,193	866	1,414	1,078	10	20	14	14	40	27
Group total including equity-accounted non- managed joint ventures (excluding Sukari)(4)	2,215	1,936	1,829	916	1,316	1,158	1,769	1,589	271	290	169	130	152	131

(1) Equity-accounted joint venture.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q2 2025 EARNINGS RELEASE	56

ADMINISTRATION AND CORPORATE I INFORMATION

AngloGold Ashanti plc
Incorporated in England & Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
Share codes:
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD
JSE Sponsor:
The Standard Bank of South Africa Limited
Auditors:
PricewaterhouseCoopers Inc.
PricewaterhouseCoopers LLP
Offices
Registered and Corporate
Third Floor, 5, Hobhouse Court
Suffolk Street
London SW1Y 4HH
United Kingdom
Telephone: +44 (0) 203 968 3320
Fax: +44 (0) 203 968 3325
Global headquarters
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
Telephone: +1 303 889 0700
Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
South Africa
112 Oxford Road
Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
A Calderon (Chief Executive Officer)
GA Doran  (Chief Financial Officer)
Non-Executive
JE Tilk (Chairman)
KOF Busia
B Cleaver
AM Ferguson
AH Garner
J Magie
N Newton-King
DL Sands
Company Secretary
C Stead
Company secretarial e-mail
companysecretary@anglogoldashanti.com
Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@aga.gold
Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@aga.gold
AngloGold Ashanti website
www.anglogoldashanti.com

Share Registrars
United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2000
Shareholder Online inquiries:
https://www-us.computershare.com/Investor/
#Contact
Website: www.computershare.com/investor
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com
Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315
Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

AngloGold Ashanti posts information that may be important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated periodically. AngloGold Ashanti intends to use its website as a means of disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its disclosure obligations.
Accordingly, investors should visit this website regularly to obtain important information about AngloGold
Ashanti, in addition to following its press releases, documents it files with, or furnishes to, the United States
Securities and Exchange Commission (SEC) and public conference calls and webcasts. No material on the
AngloGold Ashanti website forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti website shall not be deemed to cause such incorporation.
PUBLISHED BY ANGLOGOLD ASHANTI
FORWARD-LOOKING  I  STATEMENTS
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of
AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”,
“expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”,
“potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2024 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-
looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 1 August 2025
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary